Consolidated Financial Statements

Agi Financial Holding S.A.

As of December 31, 2025, and 2024

with Independent Auditor’s Report

Setor Hoteleiro Sul - Quadra 06
Conjunto A - Bloco A
1° andar - sala 105
70316-000 - Brasília - DF - Brasil

Tel: +55 61 2104-0100
ey.com.br

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Independent Auditor's Report on the Consolidated Financial Statements prepared in accordance with IFRS

To the
Management and Shareholders of
Agi Financial Holding S.A.
Campinas - SP

Opinion

We have audited the consolidated financial statements of Agi Financial Holding S.A. ("Company"), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statements of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Accounting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Company in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by Brazil's National Association of State Boards of Accountancy ("CFC") and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

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Measurement of the allowance for expected credit losses

At December 31, 2025, the Company's allowance for expected credit losses (ECL) was R$2,417,890 thousand, as more fully described in note 6.4 to the consolidated financial statements. The measurement of the allowance for expected credit losses requires the application of significant assumptions and the use of ECL models. The ECL model utilizes the probability of default (PD) as a key assumption.

Auditing the allowance for loan losses was complex and required the application of significant auditor effort in evaluating management's calculation due to the inherent complexity related to the PD assumption. The ECL is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of the allowance for loan losses.

How we addressed the matter in our audit

To test the allowance for expected credit losses, our audit procedures included, among others, involving our professionals with specialized skills and knowledge in credit risk to assess whether the methodology and assumptions used to estimate ECL was consistent with the requirements of IFRS Accounting Standards. We also obtained an understanding of the parameters used for calculating expected loss; performed an independent recalculation of the allowance for ECL to test the mathematical accuracy of management's models; and tested the completeness and accuracy of data inputs used in the calculation of the allowance for ECL, including management's validation process. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

Information Technology Environment

The Company is highly dependent on its technology infrastructure for the recording and processing transaction operations and, consequently, for the preparation of the consolidated financial statements. Given the high volume and complexity of transactions, the reliability and continuity of Company's information technology (IT) systems are critical to its operations. As the assessment of the effectiveness of IT controls is a key factor in determining the nature, timing, and extent of audit procedures, this assessment was considered an area of focus in our audit.

How we addressed the matter in our audit

Our audit procedures included, among others, the involvement of information technology specialists to test the general IT controls (ITGCs), with a focus on application change management, user access provisioning and de-provisioning, and other controls relevant to the preparation of the consolidated financial statements. We also evaluated automated controls embedded within keysystems. In addition, we performed substantive to assess the accuracy and completeness of information flows between systems supporting significant accounting processes.

Based on the results of the audit procedures performed over the IT environment, which are consistent with management's own assessments, we concluded that the general IT controls over relevant systems, as well as the IT-dependent accounting routines operate were operating effectively, particularly with respect to the processing of accounting information material to the consolidated financial statements.

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Responsibilities of Management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Accounting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiary or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiary's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identified and assessed the risks of material misstatements of the consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the executive board.

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- Concluded on the appropriateness of executive board's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt as to the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion on the statement of financial position. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or future conditions may cause the Company to cease to continue as a going concern.
- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the consolidated financial statements represented the underlying transactions and events in a manner that achieves fair presentation.

We communicated with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Brasília, March 23, 2026.

ERNST & YOUNG
Auditores Independendentes S/S Ltda.
CRC SP-027623/F

Renata Zanotta Calçada
Accountant CRC-RS062793/O-8

Index

1. General Information	10
2. Basis of preparation	11
3. Summary of significant accounting policies	13
4. Significant accounting judgements, estimates and assumptions	24
5. Cash and Cash Equivalents	26
6. Financial Instruments	26
6.1 Financial assets measured at fair value through profit or loss (FVTPL)	26
6.2 Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)	28
6.3 Financial Assets Measured at Amortized Cost	29
6.4 Allowance for Expected Credit Losses expense in the income statement	33
6.5 Financial Liabilities Measured at Amortized Cost	35
6.6 Derivative Financial Instruments – Hedge	38
7. Income Taxes, Social Contribution and Other Taxes	42
8. Property and Equipment	44
9. Intangible Assets	46
10. Leases	47
11. Other Assets	48
12. Provision for contingencies	49
13. Other Liabilities	51
14. Obligations related to credits assignments	51
15. Equity / net investments	51
16. Net Interest Income	54
17. Operating Expenses and other Revenues	55
18. Other income (expenses), net	57
19. Related parties	57
20. Non-cash items	58
21. Sensitivity analysis	58
22. Capital Management	60
23. Risk Management and Financial Instruments	62
24. Subsequent Events	63

AGI FINANCIAL HOLDING S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Financial Position

		As of December 31,
Assets	Note	2025	2024
Cash and balances with banks	5	327,293	230,420
Financial assets		44,360,860	27,016,467
At fair value through profit or loss	6.1	3,102,639	1,105,089
At fair value through other comprehensive income	6.2	-	14,394
At amortized cost	6.3	41,258,221	25,896,984
Securities		2,474,971	1,904,014
Debentures		5,681,078	1,392,720
Compulsory deposits with the Brazilian Central Bank		660,772	-
Loans to customers		34,855,041	24,223,629
(-) Allowance for expected credit loss	6.4	(2,413,641)	(1,623,379)
Deferred tax assets	7	1,447,319	831,698
Property and equipment	8	92,413	57,951
Intangible assets	9	182,205	199,156
Right-of-use assets	10	211,697	223,285
Other assets	11	1,138,798	955,984

Total assets		47,760,585	29,514,961

Liabilities
Financial liabilities at amortized cost	6.5	31,699,085	20,841,533
Deposits		20,850,682	16,576,942
Funds from acceptances and issuance of securities		6,170,529	3,255,985
Debt issued and other borrowed funds		759,339	522,282
Loans and borrowing		667,089	480,103
Investment securities		-	6,221
Debentures (from Repurchase Agreements)		3,251,446	-
Derivatives		115,077	8,388
Provision for contingencies	12	310,343	301,923
Other liabilities	13	1,330,721	965,312
Obligations related to credits assignments	14	10,397,345	4,459,629
Lease liabilities	10	248,280	254,602
Deferred tax liabilities	7	382,874	206,860

Total liabilities		44,483,725	27,038,247

Equity
Share capital		2,622,082	1,673,000
Treasury shares		(1,297)	(1,157)
Reserves		544,194	587,670
Retained earnings		115,160	52,726
Other comprehensive income		(3,279)	49,852
Attributable to equity holders of the parent		3,276,860	2,362,091
Non-controlling interests		-	114,623

Total equity	15	3,276,860	2,476,714

Total liabilities and equity		47,760,585	29,514,961

AGI FINANCIAL HOLDING S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Income

	Note	2025	2024
Interest income using the effective interest method	16	9,522,486	6,665,322
Interest expense using the effective interest method	16	(5,076,172)	(2,770,853)
Net interest income		4,446,314	3,894,469
Gain on financial assets at fair value through profit or loss		303,219	92,112
Commissions, banking fees and other revenues from services	17.a	868,535	526,927
Operating income		5,618,068	4,513,508
(-) Expected credit losses	6.4	(1,700,492)	(1,133,711)
Personnel expenses	17.c	(524,674)	(448,865)
Selling, general and administrative expenses	17.b	(1,310,764)	(1,225,837)
Tax expenses	17.d	(503,804)	(429,969)
Depreciation and amortization		(201,868)	(164,842)
Operating expenses		(4,241,602)	(3,403,224)
Net operating income		1,376,466	1,110,284
Loss on derecognition of financial assets		-	(11,723)
Other income (expenses), net	18	(39,645)	(57,550)
Income before income tax and social contribution		1,336,821	1,041,011
Current income tax and social contribution	7	(700,567)	(433,638)
Deferred income tax and social contribution	7	410,359	186,983
Net income for the year		1,046,613	794,356
Attributable to the owners of the parent / Net investment of the parent companies		1,037,833	791,014
Attributable to non-controlling interests		8,780	3,342

Basic and diluted earnings per share – R$
Common	15	1.23	1.00
Preferred	15	1.59	1.00

AGI FINANCIAL HOLDING S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31,
	2025	2024
Net income for the year	1,046,613	794,356
Items that may be reclassified to profit or loss
Change in fair value of debt instruments at FVOCI	-	(11)
(-) Tax effect	-	5
Subtotal	-	(6)
Fair value changes in cash flow hedges	(96,602)	135,050
(-) Tax effect	43,471	(60,773)
Subtotal	(53,131)	74,277
Other comprehensive income for the year, net of tax	(53,131)	74,271
Total comprehensive income	993,482	868,627

Comprehensive income attributable to the equity owners of the parent / Net investment of the parent companies	984,702	862,091
Comprehensive income attributable to non-controlling interests	8,780	6,536

AGI FINANCIAL HOLDING S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Changes in Equity

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity/ net investment
December 31, 2023		1,308,036	-	-	-	-	-	1,308,036	(2,847)	1,305,189
Net income for the period		545,760	-	-	-	-	-	545,760	1,194	546,954
Cash flow hedge, net		32,448	-	-	-	-	-	32,448	-	32,448
Capital increase		102,715	-	-	-	-	-	102,715	-	102,715
Dividends	15.a	(9,950)	-	-	-	-	-	(9,950)	-	(9,950)

Pre reorganization		1,979,009	-	-	-	-	-	1,979,009	(1,653)	1,977,356

Change in parent company's net investment		(1,979,009)	1,054,971	(36)	534,229	382,589	8,029	773	(395)	378
Net income for the period		-	-	-	-	245,254	-	245,254	2,147	247,401
Usufruct dividends	15.c	-	-	-	-	(179,794)	-	(179,794)		(179,794)
Reserves		-	618,029	(1,121)	(618,029)	-	-	(1,121)	-	(1,121)
Allocation to profit reserves		-	-	-	680,397	(680,397)	-	-	-	-
Sale of non-controlling interest		-	-	-	-	285,074	-	285,074	114,926	400,000
Net change in fair value of equity instruments at FVOCI		-	-	-	-	-	(6)	(6)	-	(6)
Cash flow hedge, net		-	-	-	-	-	41,829	41,829	-	41,829
Transaction costs on sale of NCI, net		-	-	-	(8,927)	-	-	(8,927)	(402)	(9,329)

December 31, 2024		-	1,673,000	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714

AGI FINANCIAL HOLDING S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Changes in Equity

		Net investment of the parent	Share capital	Treasury shares	Reserves	Retained earnings	Other Comprehensive income	Total	Non - Controlling Interests	Total equity
December 31, 2024		-	1,673,000	(1,157)	587,670	52,726	49,852	2,362,091	114,623	2,476,714
Net income for the year		-	-	-	-	1,037,833	-	1,037,833	8,780	1,046,613
Cash flow hedge, net		-	-	-	-	-	(53,131)	(53,131)	-	(53,131)
Capital increase	15.b	-	929,082	-	(423,133)	(453,968)	-	51,981	-	51,981
Usufruct dividends	15.c	-	-	-	-	(237,571)	-	(237,571)	-	(237,571)
Treasury shares		-	-	1,157	(343)	-	-	814	-	814
Share issuance costs		-	-	(1,297)	-	-	-	(1,297)	-	(1,297)
Acquisition of non-controlling interest (NCI)		-	-	-	-	(8,819)	-	(8,819)	1,556	(7,263)
Change in non-controlling interest		-	20,000	-	380,000	(275,041)	-	124,959	(124,959)	-

December 31, 2025		-	2,622,082	(1,297)	544,194	115,160	(3,279)	3,276,859	-	3,276,860

AGI FINANCIAL HOLDING S.A.

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(In thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2025	2024
Net income for the year	1,046,613	794,356
Expected credit losses	(1,700,492)	(1,133,711)
Depreciation and amortization	201,868	164,842
Provision for contingencies	192,360	233,697
Income tax expenses	290,208	246,655
Interest expense on leases	32,314	33,388
Loss on disposal of property and equipment and intangible assets	2,058	1,885
Interest expense on loans and borrowings	67,481	44,385

Net changes in operating assets and liabilities
(Increase) / decrease in financial assets measured at FVTOCI	14,394	25,450
(Increase) / decrease in financial assets measured at FVTPL	(2,154,962)	704,457
(Increase) / decrease in financial assets measured at amortized cost	(14,309,750)	(7,756,931)
(Increase) / decrease in other assets	(388,077)	(431,407)
Increase in customer demand deposits	25,593	113,549
Increase in debt issued and other borrowed	82,474	158,344
(Increase) / decrease in other liabilities	3,488,502	539,421
(Increase) / decrease in obligations related to credit assignments	5,937,722	2,083,847
Decrease in provisions for contingencies	(183,940)	(164,013)
Increase in customer time deposits	4,248,148	3,287,211
(Increase) / decrease in interbank market funds	2,914,543	2,342,292
(Increase) / decrease in derivative instruments	264,102	(410,795)

Income tax and social contribution paid	(480,781)	(389,883)

Net cash flows from (used in) operating activities	(409,622)	487,039

Investment activities
Purchase of property and equipment	(52,509)	(26,910)
Purchase of intangible assets	(109,877)	(80,889)
Net cash used in investing activities	(162,386)	(107,799)

Financing Activities
Sale of non-controlling interest	-	400,000
Increase in borrowings	353,904	437,780
Payment of borrowings	(247,929)	(5)
Payment of principal portion of lease liabilities	(86,097)	(75,870)
Payment of usufruct dividends	-	(179,794)
Transaction cost on sale of non-controlling interest	-	(9,329)
Net cash flows from (used in) financing activities	(19,878)	572,782

Increase (decrease) in cash and cash equivalents	(552,130)	952,022

Cash and cash equivalents at beginning of period	1,405,410	453,388
Cash and cash equivalents at end of period	853,280	1,405,410
Increase (decrease) in cash and cash equivalents	(552,130)	952,022

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Notes to the Consolidated Financial Statements

1.	General Information

Agi Financial Holding S.A. (the “Company”) is a privately held financial holding company, headquartered at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building E-1, Industrial District, in the city of Campinas, State of São Paulo, Brazil. The Company was incorporated on January 20, 2020, and is ultimately controlled by Mr. Marciano Testa.

The Agibank Group (“Group”) comprises the consolidation of the Company and its subsidiaries following the corporate reorganization of September 30, 2024 (see Note 2 below), and the combination of the Company and Nuova Holding S.A., with their respective subsidiaries. Following the merger of Nuova Holding S.A. into Banco Agibank S.A. in 2024, Nuova Holding S.A. and its subsidiaries became part of the consolidated group of Agi Financial Holding S.A. (see Note 15 – Equity).

The Group aims to provide a broad financial services platform, including personal credit, payroll loans, credit card and payroll credit card operations, as well as demand and time deposits, investments, insurance, among others.

These combined and consolidated financial statements have been prepared to provide shareholders, management, financial institutions, and potential investors with information regarding the financial position and performance of the entities under common control as of and for the years ended December 31, 2025 and 2024.

The issuance of these financial statements was authorized by the Executive Board on March 23, 2026.

(a)	Banco Agibank S.A. (“Bank”):

The Company’s directly held subsidiary, Banco Agibank S.A. ("Agibank" or the "Bank") was established following the transfer of control of Banco Gerador S.A. from its former shareholders to its then-parent company, Agipar Holding S.A., under a purchase and sale agreement and other covenants signed on May 2, 2016. The transaction was approved by the Central Bank of Brazil (BACEN), along with the Bank’s business continuity plan, on July 26, 2016.

On August 16, 2016, Banco Gerador S.A. was renamed Banco Agiplan S.A. Subsequently, on January 10, 2018, the name was changed to Banco Agibank S.A., with BACEN’s approval granted on January 24, 2018.

Agibank operates as a commercial bank, offering personal credit, payroll loans, credit cards, and payroll credit cards, as well as raising demand and time deposits. Since April 5, 2021, the Bank’s headquarters have been located at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building 12 E-1, Industrial District, Campinas, São Paulo.

(b)	Nuova Holding S.A. and subsidiaries (“Nuova”):

Nuova was a privately held, non-financial holding company headquartered at Rua Sérgio Fernandes Borges Soares, No. 1,000, Building E-1, Industrial District, in the city of Campinas, State of São Paulo, Brazil. It was incorporated on February 26, 2018, and was directly controlled by Mr. Marciano Testa.

On September 30, 2024, Nuova was merged into Agibank Corretora de Seguros Sociedade Simples Ltda., a subsidiary of the Company which subsequently assumed control of Nuova and its subsidiaries. As a result, these entities became indirect subsidiaries of the Company.

9

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Nuova and its subsidiaries are primarily engaged in banking correspondent services, collections, shared administrative services, marketplace operations, advertising, and other related activities.

2.	Basis of preparation

The consolidated financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IASB"), and the interpretations of the International Accounting Standards Interpretations Committee ("IFRIC").

The preparation of the financial statements, in accordance with IFRS Accounting Standards, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, costs and expenses. Current results could differ from the estimates. The use of judgments or estimates relevant to the financial statements are presented in each note below.

The main accounting policies and criteria adopted in the preparation of the consolidated financial statements as of and for the years ended December 31, 2025 and December 2024 are consistent throughout the periods presented.

Corporate reorganization

On September 30, 2024, Nuova was merged with and into Agibank Corretora de Seguros Sociedade Simples Ltda., a subsidiary of the Company, which subsequently assumed control of Nuova and its subsidiaries—such merger, the Nuova Merger. As a result, these entities became indirect subsidiaries of the Company.

Since the entities within the Group were under common control both prior to and after the Nuova Merger, the corporate reorganization does not qualify as a business combination under IFRS 3 Business Combinations. Under IFRS Accounting Standards there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3 excludes business combinations between such entities from its scope. Due to the lack of specific guidance the Group established an accounting policy as required by IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors.

As a result, the Group accounted for the corporate reorganization using the predecessor method of accounting by measuring the assets and liabilities of Nuova at their previous carrying amounts, as the entities within the Group are controlled by the same shareholders.

Accordingly, our combined and consolidated financial statements include (i) the consolidated operations of the Company and its subsidiaries as of December 31, 2024 and for the three-month period from October 1, 2024 to December 31, 2024 , and (ii) the combined operations of the Company and Nuova and their respective subsidiaries as of December 31, 2024.

(a)	Entities included in the combined and consolidated financial statements and consolidation/combination criteria.

10

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

These combined and consolidated financial statements include the following companies, headquartered in Brazil:

Subsidiaries	2025	2024
Banco Agibank S.A.	100.00%	95.70%
Agibank Financeira S.A. – Crédito, Financiamento e Investimento	100.00%	100.00%
Agibank Corretora de Seguros Sociedade Simples Ltda.	100.00%	99.00%
Telecontato Call Center e Telemarketing Ltda.	100.00%	99.40%
Hypeflame Tecnologia e Big Data Ltda.	100.00%	99.96%
Soldi Promotora de Vendas Ltda.	100.00%	100.00%
Promil Promotora de Vendas Ltda.	100.00%	100.00%
Agiplan Serviços de Cobrança Ltda.	100.00%	98.01%
Neo Núcleo de Excelência Operacional Ltda.	100.00%	99.00%
Agi Marketplace Ltda.	100.00%	99.00%
A House Agência de Publicidade Ltda.	100.00%	99.00%
Agi Corretora de Seguros Digital Ltda.	100.00%	99.00%
Fundo de Investimento em Direitos Creditórios Agibank I (“FIDC”)	15.45%	-
Agibank Asset Management Ltda.	100.00%	-

In the combination and consolidation process, all balances and transactions among the entities under common control, including intercompany transactions and balances of their respective subsidiaries, have been eliminated to present a single set of financial statements as if they were a single economic entity.

At the Extraordinary General Meeting held on December 27, 2024, the Bank approved a capital increase of R$400 million through the issuance of 35,165,009 common shares. This capital injection came from Lumina, which became a shareholder of the Bank alongside the Company, resulting in an increase in non-controlling interest in the Group’s consolidated financial statements.

On February 19, 2025, Lumina’s non-controlling interest in the Bank was exchanged for shares in the Company, resulting in a decrease in non-controlling interest in the Group’s consolidated financial statements.

On May 28, 2025, Class A Quotas of the Fundo de Investimento em Direitos Creditórios Agibank I Responsabilidade Limitada (Credit Rights Investment Fund) (“FIDC”) was incorporated and began to be consolidated, as the entity assumes or retains substantially all the risks and rewards associated with its operations, reflecting the control or significant influence exercised.

This conclusion involves significant judgment and is based on the determination that the Group controls the FIDC in accordance with IFRS 10, notwithstanding the absence of a majority of voting rights, as a result of the ownership of 100% of the subordinated equity interests, which absorb first losses and provide exposure to substantially all variable returns, together with substantive decision-making rights over the relevant activities. Based on the FIDC’s governance structure and voting quorum requirements, no other investor is able to unilaterally control or exercise significant influence over the relevant activities of the Fund. The transfer of credit rights does not result in full derecognition, as substantially all risks and rewards are retained; accordingly, the assets remain recognized with corresponding liabilities recorded in accordance with IFRS 9.

11

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Within this structure, obligations relating to credit assignment (FIDC) are contractually divided into senior and subordinated quotas. Such obligations arise from the funding arrangements of the credit assignment transactions and reflect the consideration received for transferred credit rights that are not derecognized, with settlement linked to the cash flows generated by the underlying credit portfolios. Subordinated quotas, which absorb first losses and provide exposure to residual returns, are 100% held by the Group and are therefore eliminated in the consolidation process. Accordingly, only senior quotas held by third-party investors remain recognized as liabilities in the consolidated financial statements. Obligations related to senior equity interests and credit assignment arrangements are classified as liabilities, rather than non-controlling interests, because they are redeemable at the option of the holder and convey a contractual obligation to deliver cash, however, such liabilities are presented within “Obligations related to credit assignment” in the note 14.

On August 1, 2025, Banco Agibank established the company Agibank Asset Management Ltda., whose main business activity is the management of securities portfolios, investment funds, and portfolios of securities and financial assets, incorporated either in Brazil or abroad.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda.

(b)	Functional and presentation currency

The financial statements are presented in thousands of Brazilian reais (R$ - BRL), rounded to the nearest thousand, which is the Group’s functional currency.

(c)	Segment Reporting

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. The Bank provides a standardized set of financial products and services exclusively to individuals, mainly focused on credit, including digital accounts, cards, payroll and personal loans, and insurance offered through partners.

All products present similar economic characteristics, are directed to the same type of customer, use integrated distribution channels, and operate under the same regulatory environment. Consequently, the Bank does not manage its activities by business lines, customer categories, products, regions or any other segmentation for purposes of resource allocation or performance assessment.

Accordingly, operating results are monitored and presented to the Chief Operating Decision Maker on a consolidated basis.

No single customer contributed 10% or more to the Agibank Group’s combined or consolidated revenue for the years ended December 31, 2025 and 2024.

12

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Most of the Group’s assets are located in Brazil and all of the Group’s revenue is derived from customers located in Brazil.

2.1    Changes in accounting policies and disclosures

2.1.1          New and amended standards

The following amendment to IAS 21 became effective for annual periods beginning on 1 January 2025:

Lack of exchangeability – Amendments to IAS 21

For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

This amendment did not have an impact on the Group’s financial statements.

New and amended standards and interpretations that are issued but not yet effective are being assessed by the Group to determine the impact on the consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

On 30 May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

•	Clarifications of the requirements for recognition and derecognition of financial assets and liabilities
•	A clarification that a financial liability is derecognised on the ‘settlement date’ and introduce an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date
•	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed ▪ Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments
•	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after 1 January 2026.

With respect to the amendments on the derecognition of financial liabilities that are settled through an electronic payment system, the Group has performed an assessment of all material electronic payment systems used in the various jurisdictions it operates.

The electronic settlement systems used by the Group result in real-time settlement.

The Group has determined that it will not apply the accounting policy option to derecognize financial liabilities prior to the settlement date. In addition, the Group has also reviewed its other payment systems (such as checks, credit cards, and debit cards) and concluded that the recognition and derecognition policies are already in compliance with the amendments.

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Based on the assessments performed, the amendments in these areas are not expected to have a material impact on the financial statements.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature dependent Electricity.

The amendments apply only to contracts that reference nature-dependent electricity. The amendments:

Clarify the application of the ‘own-use’ requirements for in-scope contracts

•	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
•	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows

The amendments will take effect for annual reporting periods starting on or after 1 January 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures. The Group expects that the amendments will have no impact on its financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

There are specific presentation requirements and options for entities, such as Group, that have specified main business activities (either providing finance to customers or investing in specific type of assets, or both).

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

The Group is currently working to identify the impacts the standard will have on the primary financial statements and notes to the financial statements. The Group considers its main business activities to include the provision of financing to customers and investing in financial assets. In accordance with IFRS 18, some of the income and expenses related to those activities are classified in the operating category, as an exception to the general requirements that would otherwise have resulted in their classification in the investing or financing categories.

The Group is currently assessing the potential impacts of IFRS 18 – Presentation and Disclosure in Financial Statements on its financial statements and related disclosures. At this stage, the assessment is ongoing and the Group has not yet concluded on the extent of the effects that the new standard may have on the presentation of its financial statements, including the statement of profit or loss and the statement of cash flows. The Group will apply IFRS 18 from its effective date and will update its accounting policies and disclosures as necessary once the evaluation has been completed.

3.	Summary of significant accounting policies

3.1	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Initial recognition

Financial assets or liabilities, except for “Loans and advances to clients” and “Time and Demand deposits” are recognized when the Group becomes a party to the contractual provisions of the instrument, which generally occurs on the trade date.

Loans and advances to clients are recognized when cash is transferred to borrowers.

Time and demand deposits are recognized when clients transfer funds to the Agibank Group.

Initial measurement of financial instruments

Financial instruments are initially measured at their fair value and, except in the case of financial assets or liabilities recorded at fair value through profit or loss, the costs attributable to the transaction are added to, or subtracted from, this value.

(b)	Classification and measurement of financial instruments

Financial Instruments, based on the business model used by the Group in managing its instruments and the SPPI (solely payments of principal and interest) Test, are measured: (i) at amortized cost, (ii) at fair value through other comprehensive income (FVTOCI); or (iii) at fair value through profit or loss (FVTPL).

▪	Business model

The group classifies its financial assets based on the business model used to manage these assets and their contractual terms, being measured (i) at amortized cost, (ii) at fair value through other comprehensive income and (iii) at fair value through profit or loss.

The Group classifies and measures its trading portfolio and derivatives at fair value through profit or loss. The Group may designate instruments at fair value through profit or loss if, by doing so, it eliminates and significantly reduces measurement and recognition inconsistencies.

15

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities are generally measured at amortized cost, except for derivative liabilities, financial liabilities held for trading, or when the fair value option is applied, which are measured at fair value through profit or loss.

▪	SPPI Test (Solely Payments of Principal and Interest)

Additionally in the classification process, the Group assesses the contractual terms of financial assets to verify if they have cash flows that represent only payments of principal and interest, meeting the criteria of the SPPI test.

“Principal”, for this test, is defined as the fair value of the financial asset at initial recognition and which may change over its lifetime (for example, if there are payments of principal).

The most significant elements of interest in a basic loan agreement are consideration for the time value of money and credit risk. To apply the SPPI test, the Group makes judgments and considers certain relevant factors, such as the currency in which the financial asset is denominated and the period for which the interest rate is defined.

In contrast, contractual terms that introduce a material exposure to volatility risks in contractual cash flows that are not related to a basic loan agreement do not give rise to cash flows that represent only payments of principal and interest. In these cases, the financial asset is measured at fair value through profit or loss.

Financial instruments at amortized cost

A financial asset that is not designated at fair value through profit or loss upon initial recognition, is measured at amortized cost if both of the following conditions are met:

▪	It is maintained within a business model whose objective is to hold assets to obtain contractual cash flow; and
▪	The contractual terms of the financial asset represent contractual cash flows that represent solely payments of principal and interest.

Financial liabilities are classified as subsequently measured at amortized cost, except for financial liabilities at fair value through profit or loss.

Amortized cost is the amount at which a financial asset or financial liability is measured on initial recognition minus the principal repayments plus or minus the accumulated amortization using the effective interest rate method, adjusted for any provision for expected credit losses and/or transaction costs, premiums or discounts.

The effective interest rate is the rate that discounts the estimated future cash payments or receipts over the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset (i.e. its amortized cost before any provision for impairment) or the amortized cost of a financial liability. The calculation does not consider expected credit losses, and includes transaction costs, premiums or discounts and fees or costs, such as origination fees.

Interest income on financial assets measured at amortized cost is included in “Net interest income” using the effective interest rate method.

Financial Instruments Measured at Fair Value Through Profit or Loss (FVTPL)

Items at fair value through profit or loss comprise items held for trading and items irrevocably designated at fair value through profit or loss on initial recognition. A financial asset or liability may be irrevocably designated, as measured at fair value through profit or loss, if it eliminates or significantly reduces a measurement or recognition inconsistency (accounting mismatch) that may result from the measurement of assets or liabilities or the recognition of gains and losses on those assets and liabilities in a different approach. Furthermore, in accordance with IFRS 9, debt instruments whose contractual cash flows do not represent solely payments of principal and interest (SPPI) are required to be measured at fair value through profit or loss.

16

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Financial instruments measured at fair value through profit or loss are initially recognized at fair value, with transaction-related costs recognized in profit or loss when incurred. Subsequently, these instruments are measured at fair value and any gains or losses are recognized in profit or loss as they are determined.

When a financial asset is measured at fair value, a credit valuation adjustment is included to reflect the credit quality of the counterparty, representing changes in fair value attributable to credit risk.

When financial liability is designated at fair value through profit or loss, the change in fair value attributable to changes in the Group's credit quality is presented in other comprehensive income.

Derivative financial instruments are measured at FVTPL and recorded as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Derivatives that have guarantees and that are settled daily at their net value through a settlement chamber (for example, futures transactions) are recorded at the amount pending settlement overnight.

As of December 31, 2025, and 2024, the Group had no financial assets or liabilities irrevocably designated as measured at fair value through profit or loss.

Financial Instruments Measured at Fair Value Through Other Comprehensive Income (FVTOCI) - Debt instruments

Debt instruments are instruments that meet the definition of financial liability from the perspective of the issuer, such as loans, government, and private securities. The classification and subsequent measurement of debt instruments depend on the business model to manage the asset and the cash flow characteristics of the asset.

Investments in debt instruments are measured at FVTOCI as follows:

▪	When they have contractual terms that originate cash flows on specific dates, which represent only payments of principal and interest on the outstanding principal balance; and
▪	When they are maintained in a business model whose objective is achieved both by obtaining contractual cash flows and by selling them.

These debt instruments are initially recognized at fair value plus directly attributed transaction costs and subsequently measured at fair value. Gains and losses arising from changes in fair value are recorded in other comprehensive income. The result of impairment losses, interest income and foreign exchange gains and losses is recorded in income. Upon settlement of the debt instrument, gains or losses accumulated in other comprehensive income are reclassified to income. The impairment is measured based on the three-year model expected loss stages.

(c)	Fair value hierarchy

Financial instruments are measured according to the measurement hierarchy of the fair value described below:

17

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)
▪	Level 1: Quoted (unadjusted) market prices in active markets for assets or identical liabilities. They include public securities, shares of listed companies, long/sell, futures and investment fund shares with immediate liquidity.
▪	Level 2: Evaluation techniques for which the lowest level of information and measurement of fair value is directly or indirectly observable. They include over-the-counter derivatives and investment fund quotas without immediate liquidity.
▪	Level 3: Evaluation techniques for which the lowest level of information and measurement of fair value is not available.

The distribution of financial instruments measured at fair value, and the fair value disclosure of financial instruments measured at amortized cost in the hierarchy of measurement is disclosed in notes 6.1, 6.2 and 6.3.

(d)	Reclassification of financial instruments

The Group only reclassifies its financial assets after initial recognition, in circumstances in which it acquires, sells or closes a line of business. In such cases, the reclassification takes place from the beginning of the first reporting period after the change. These changes are expected to be infrequent.

The Group did not reclassify any financial assets or liabilities during the years ended December 31, 2025, and 2024.

(e)	Derecognition of financial assets and liabilities

Derecognition of financial assets

Financial assets, or a portion thereof, are derecognized when contractual rights to receive the cash flows of the assets have expired or have become uncollectable, or if they have been transferred to third parties, and (i) the Group transfers substantially all the risks and benefits of the property, or (ii) the Group has neither transferred nor substantially retained all the risks and benefits of the asset, but has transferred control of the asset.

The financial asset is also derecognized when overdue by more than 360 days.

Derecognition of financial liabilities

Financial liability is derecognized when the obligation related to that liability is forgiven, cancelled, or expired.

Derecognition due to substantial changes in contractual terms and conditions

The Group derecognizes a financial asset, or a financial liability, when its terms and conditions are renegotiated at such an extension that results in substantially different cash flows. Such exchange or modification is treated as derecognition of the original financial instrument and recognition of a new transaction, with any differences being recognized in the Income Statement, as gains or losses of derecognition.

A newly recognized Financial Asset is classified in Stage 1 for the purpose of measuring its expected losses, unless it is a purchased or originated credit-impaired financial asset.

If the renegotiation does not result in substantially different cash flows, the modification does not lead to a derecognition of the operation.

18

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)
(f)	Credit risk management and allowance for expected credit losses

Overview of the principles used in determining expected losses

The Group accounts for the allowance for expected loss (EL) for its debt instruments and loans to clients not measured at FVTPL and for the Credit Limits Granted and Not Used, which in this section will all be considered as "financial instruments". Equity instruments are not subject to Allowance for Expected Losses in accordance with IFRS 9.

The allowance is based on the expectation of credit losses arising over the asset life (expected lifetime loss, or “Lifetime EL”), unless there has been no significant increase in credit risk since its origination, in which case the allowance is based on a 12-month loss expectation (“12-month EL”). The 12-month EL represents the expected losses from events of default, the occurrence of which is possible within 12 months from the reporting period.

The Group has established a policy to assess at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, considering the change in default risk that occurs over the remaining life of the Financial Instrument. Based on the process, the Group distributes its financial instruments in stages, as described below:

▪	Stage 1: when financial instruments are initially recognized, the Group recognizes a 12-month EL-based provision. Stage 1 also includes operations that have improved their credit risks and that have been reclassified to Stage 2.
▪	Stage 2: when a financial instrument presented a significant increase in credit risk since its origination, the Group registers a provision for Lifetime EL. In stage 2 operations are also included that have improved their credit risks and that have been reclassified from Stage 3.
▪	Stage 3: financial instruments considered to have recovery problems. The Group registers a provision for Lifetime EL.

Recoveries of amounts related to previously written-off loan receivables are recognized in the loan portfolio in the statement of financial position with a corresponding credit recognized as “Recoveries” in “Expected credit losses” (ECL) in the statement of income (see Note 6.4). Concurrently, as recovered loans are initially classified as stage 3, a corresponding increase in the Allowance for expected loss in the statement of financial position is recognized in an amount equal to the re-established loan receivable, resulting in a net zero impact on profit or loss.

As a result of this accounting treatment, the impact of recoveries of previously written-off loans and the corresponding increase in expected credit loss provision are presented in the statement of income within the same line-item as the other components of the expected credit losses expense

In accordance with IFRS 7.35F(a), the Group evaluates at each reporting date whether the credit risk of a financial instrument has increased significantly since initial recognition (“SICR”). This assessment combines quantitative indicators, qualitative factors, delinquency backstops, and forward-looking macroeconomic information.

Quantitative assessment

The Group compares the lifetime Probability of Default (‘PD’) at the reporting date with the PD measured at origination (‘PD origination’), which is recorded at initial recognition and remains fixed throughout the life of the instrument. The current PD is recalculated monthly. A significant increase in credit risk is deemed to have occurred when deterioration in the PD exceeds statistically calibrated thresholds derived from backtesting, sensitivity analyses and model performance reviews, as follows:

19

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)
•	PD origination ≤ 5% → SICR if current PD increases by more than 5 percentage points;
•	PD origination > 5% and ≤ 20% → SICR if current PD doubles relative to PD origination;
•	PD origination > 20% → SICR if current PD increases by more than 20 percentage points.

These criteria were validated across all homogeneous risk groups and reflect statistically significant credit deterioration.

Qualitative assessment

The Group also considers qualitative indicators of deterioration, including restructuring with economic concessions, adverse payment behavior, or changes in the customer’s financial condition. Renegotiations do not automatically trigger SICR, but the resulting behavioral risk typically increases PD and may lead to Stage 2 classification when thresholds are met.

30-day past-due presumption

Consistent with IFRS 9.B5.5.22, all exposures more than 30 days past due are classified in Stage 2. The Group does not apply rebuttal to this presumption, as historical data demonstrates materially higher default rates for these cases.

Definition of default (Stage 3 criterion)

Default is presumed at more than 90 days past due, or earlier when objective evidence of unlikeliness to pay exists, including customer death without recoverable guarantor, adverse judicial decisions that restrict collection (under Brazilian judicial procedures, certain court orders may limit or suspend recovery actions), or restructuring involving concessions that indicate inability to pay.

Forward-looking information

Forward-looking macroeconomic information is incorporated using historical series obtained from official sources, primarily the Central Bank of Brazil. Variables considered include inflation indices such as “IPCA” and “INPC” (widely used Brazilian consumer price inflation benchmarks), unemployment rates, interest rate conditions, and credit indicators relevant to specific products (e.g., payroll-deductible loans, called “crédito consignado”, a widely used Brazilian loan product where installments are automatically deducted from the borrower’s salary or social security benefits). The Group currently applies a single monitored macroeconomic scenario and periodically reassesses the need for multiple scenarios.

Governance

SICR thresholds are reviewed by the Model Committee and approved by the Executive Risk Committee. Risk models undergo internal independent validation and external validation.

20

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Calculation of Allowance for Expected Credit Losses

The Group calculates Allowance for Expected Credit Losses based on expected cash shortfalls, discounted at present value. A cash shortfall is the difference between contractual cash flows and the cash flows that the entity expects to receive. Except for revolving credits card balances, the contractual term is the maximum period for which credit losses are determined, unless the Group has a legal right for settlement in advance.

The main elements involved in EL calculation, for which forward-looking information must be considered in the estimation, are:

▪	Probability of Default (PD): estimation of the probability that the counterparty of a financial instrument will default its obligations over the expected life (stage 2 and 3) or over a 12-month period (stage 1).
▪	Exposure at Default (EAD): is an estimate of the total exposure at the expected future default date. Consider the expected changes to the Financial Instrument after the reporting period, including payments of principal and interest, use of additional limits and interest in unrealized payments.
▪	Loss Given Default (LGD): estimates the loss in the event of a default occurring. It is based on the difference between the contractual cash flows due and the payments streams that the company expects to receive, including any existing collateral. It is usually expressed as a percentage of EAD.

The Group calculates the allowance based on the mechanisms described below:

▪	Stage 1: the PD for the 12 months following the reporting date is applied to EAD multiplied by the expected LGD. This calculated cash shortfall is then discounted at present value.
▪	Stage 2: like that used for Stage 1, but PD and LGD are estimated for the lifetime of the instrument.
▪	Stage 3: like that used for Stage 2, however the PD is assumed to be 100%.

Debt instruments measured at FVTOCI

The allowance for expected credit losses on debt instruments measured at fair value through other comprehensive income (FVTOCI) does not reduce the carrying amount of these assets in the statement of financial position, as they continue to be measured at fair value. Instead, the expected credit loss allowance is calculated as if the assets were measured at amortized cost and is recognized in other comprehensive income with a corresponding impact in profit or loss.

The accumulated balances recognized in OCI are transferred to the Income Statement at the time of derecognition of the assets.

Credit limits granted and not used

The Group grants Credit Card Limits and overdraft accounts to its Clients, where the Group has the unilateral right to cancel and/or reduce those limits upon notice. For such, the Group does not limit its EAD to the contractual limit but instead calculates the EL by the Group’s expectation of client behavior throughout the lifetime of its relationship with the Group and its probability of default. Based on experience, the period for which the Group calculates EL for these products is approximately 4 years.

21

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

For Credit Limits Granted and Not Used, the effective interest rate used to discount the Allowance for EL is based on the average effective interest rate that is expected to be charged over the estimated period of exposure, also considering that a part will be paid in full each month and, consequently, no interest will be charged.

Continuous assessment to identify when a significant increase in credit risk occurred for granted limits is done together and in a manner analogous to the evaluation of increased risk of the product underlying the limit (e.g. risk of exposure to credit assessment on credit card limits).

Expected losses for assets with low credit risk (low default portfolio "LDP")

For financial assets with low credit risk, it is not required to be assessed whether there has been a significant increase in credit risk since initial recognition. Thus, these operations will initially be assigned as Stage 1, and in case of evidence of default, will be automatically migrated to stage 3.

To determine whether the financial instrument has low credit risk, the Group uses their internal credit risk ratings or other methodologies consistent with definition of low credit risk. An independent (rating agencies) investment grade classification and assets with federal authorities are examples of financial instruments that can be considered as low credit risk.

(g)	Derivatives – Hedge Accounting Instruments

(i)       Usage policy:

The Group contracts hedging instruments to eliminate or reduce risks associated with price fluctuations of certain variables, whose volatility could significantly impact on the Group’s financial position. The policy governing these operations defines the process for hedging cash flow risk and interest rate fluctuations, aiming to ensure adequate liquidity while adhering to the guidelines set forth in the Market Risk Management Regulation and IRRBB (Interest Rate Risk in the Banking Book), which refers to the risk of changes in interest rates affecting the value of a bank's assets and liabilities. The policy also ensures compliance with current risk exposure regulations. All hedge operations are evaluated and approved by the appropriate committee.

(ii)       Risk management objectives and strategies:

The allocation of available resources of the Group aims to mitigate exposure to market risk and the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including the risks of transactions subject to exchange rate variation, interest rates, indices, stock prices and commodity prices.

(iii)       Valuation and measurement criteria, methods, and assumptions used in determining the market value:

The market value of derivative financial instruments is determined based on market reference rates primarily disclosed by B3 S.A. – Brasil, Bolsa, Balcão. The assumptions used to calculate the market value of the hedged items are also based on the reference rates of the derivatives used as hedging instruments, as disclosed by B3.

Cash Flow Hedge

22

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

The Group participates in operations involving derivative financial instruments, (Cash Flow Hedges), which are intended to reduce its global exposure to risk, as well as to manage the risk exposure of its clients. The derivative financial instruments used are mainly those with high liquidity in the stocks and futures market (B3 S.A. – Brasil, Bolsa, Balcão).

Financial instruments classified in this category are intended to reduce exposure to future changes in inflation rates, which impact the Group's results. The effective portion of the valuations or devaluations of these instruments is recognized in other comprehensive income, net of tax effects, and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) in the realization of the hedged object. The ineffective portion of the respective hedge is recognized directly in profit or loss.

Fair Value Hedge

As of year-end 2024, the Group had two fair value hedge structures in place. The first hedging relationship covered portions of fixed-rate payroll loan contracts, with interest rate swap contracts as hedging instruments. The second hedging relationship involved a U.S. dollar funding transaction, for which the hedging instrument was also a swap contract.

As of December 31, 2025, the Bank had several hedge structures in place. The cash flow hedges covered post-fixed funding transactions indexed mainly to the CDI rate and to IPCA, with DI futures and swap contracts designated as hedging instruments. The fair value hedges covered portions of fixed-rate payroll loan contracts and foreign-currency funding, for which swap contracts were used as hedging instruments.

Both the hedged financial assets and the related derivative financial instruments are measured at fair value. Gains or losses arising from changes in the fair value of the derivatives are recognized in profit or loss. Simultaneously, any changes in the fair value of the hedged items attributable to the hedged risk are also recognized in profit or loss. Any hedge ineffectiveness is recognized in profit or loss as the difference between the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedge risk.

3.2	Leases

Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by the Group, initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

▪	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
▪	Variable lease payments depend on an index or rate.
▪	Amounts expected to be payable by the Group, under the residual value guarantees.
▪	The exercise price of purchase options if the Group is reasonably certain to exercise the options.
▪	Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

23

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Lease payments are discounted using the Group’s incremental borrowing rate, which is the rate that the Group would pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

Right-of-use assets are measured at cost, according to the following items:

▪	The initial measurement amount of the lease liability.
▪	Any lease payments made on or before the commencement date, less any lease incentives received.
▪	Any initial direct costs.
▪	Restoration costs.

The Group’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management. Extensions options that are probable to be exercised by the Group are considered in the lease term.

Finance costs are recognized in the Income Statement over the lease term using the Group’s incremental borrowing rate. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Payments for short-term leases, defined as those with a lease term of 12 months or less, are recognized as an expense in profit or loss on a straight-line basis.

3.3	Intangible assets

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the combined entities consider to be probable that will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or incurred cost and are subsequently measured less any accumulated amortization and any impairment losses.

Intangible assets with finite useful lives are amortized over those useful lives using methods like those used to depreciate Property and Equipment. Amortization expenses are recognized as “Depreciation and amortization” in the Income Statement. The amortization period intangible assets with finite useful lives are reviewed at the end of each fiscal year.

Intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period for which an asset is expected to generate cash inflows for the Group.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for prospectively.

At least at the end of each year, or when indicators arise, the Group assesses whether there is any indication that intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable recoverable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value (the higher of its fair value, less cost to sell and its value in use).

Internally generated intangible assets

24

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

When an internally generated intangible asset can be recognized, development expenditures are capitalized as Intangible Assets and amortized as “Cost of services” for POS software or as ‘Selling, General and Administrative expenses’ for other intangible assets, in the Combined Income Statements.

Other expenses with projects that are not subject to capitalization are also recognized as Selling, General and Administrative expenses when incurred.

3.4	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method, based on annual rates, which consider the economic useful life of the assets. For the years ended December 31, 2025 and 2024, depreciation of Property and Equipment was carried out as follows:

▪	Improvements and facilities: 10% to 20% per year.
▪	Furniture and fixtures: 10% per year.
▪	Equipment and IT equipment: 20% per year.
▪	Other tangible assets: 10% per year.

At the end of each year, the Group assesses its Property and Equipment for indications of impairment. If any such indications are identified, the assets are tested to determine whether their carrying amounts are fully recoverable.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the Income Statement when control of the asset is transferred.

3.5	Provision for contingencies

A provision for contingencies is recognized when: (a) there is a present obligation because of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which the Group is a party as a defendant is assessed by Management on the probable outcome of lawsuits on the reporting dates. In the case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations.

Contingent liabilities classified as possible losses are not recognized in the financial statements and are instead only disclosed in the explanatory notes.

Contingent liabilities classified as remote losses are neither recognized nor disclosed.

Contingent assets are not recognized in financial statements since they refer to results that might never be realized. However, when the realization of such gain is virtually certain, then the related asset is no longer a contingent asset, its recognition becomes appropriate. As of December 31, 2025 and 2024, the Group had no contingent assets.

3.6	Income taxes, social contribution and other taxes

The provision for Corporate Income Tax (IRPJ) is recognized at the statutory rate of 15% on taxable income, plus a 10% surtax on taxable income exceeding BRL 240,000 per year (BRL 20,000 per month). In addition to IRPJ, a Social Contribution on Net Profit (CSLL) is also due by our companies at a rate of 20% for Banco Agibank S.A., 15% for the subsidiary Agibank Financeira – Crédito, Financiamento e Investimento S.A., and 9% for non-financial institution subsidiaries.

25

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Deferred tax assets (DTAs) and liabilities (DTLs) are recognized on temporary differences and tax loss carry forwards (IRPJ and CSLL). They are measured at the applicable rates mentioned above. DTAs are realized: (i) through the utilization and/or reversal of the corresponding temporary differences for which they were recognized; and (ii) in the case of tax loss carryforwards, to the extent that the realization of the related tax benefits against future taxable profits is considered probable. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when current and deferred tax assets and liabilities relate to taxes levied by the same tax authority on the same taxable entity, with the intention to settle the balances on a net basis.

3.7	Revenues

Revenue from contracts with customers is recognized when control of the services is transferred to the client at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services in the ordinary course of the Group’s business.

Revenue is recognized to the extent that it is probable that economic benefits will be generated for the Group and when it can be reliably measured, regardless of when the payment is received. Revenue is measured based on the fair value of the consideration received.

On revenue earned from brokerage commissions, the Group acts as an agent and recognizes revenue at the net amount that is retained for these arrangements.

4.	Significant accounting judgements, estimates and assumptions

4.1	Impairment losses on financial assets

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by an Allowance for Expected Losses, with a corresponding entry to the Income Statement.

The Group uses a series of forward-looking macroeconomic information in its EL calculation models. The Group carried out historical analyses and identified the main macroeconomic variables affecting credit risk and expected credit losses for each portfolio. The impact of these economic variables on PD was determined using an analysis of statistical regression to understand the changes in impact that these variables have historically in default rates.

In accordance with IFRS 7.35G, Management identified the macroeconomic variables with statistically significant influence on the measurement of impairment, which include: (i) consumer inflation indices (“IPCA” and “INPC”), (ii) the Brazilian unemployment rate, and (iii) product-specific credit indicators provided by Central Bank of Brazil. These variables are incorporated into the PD models through historical regression analyses designed to capture the sensitivity of default rates to macroeconomic conditions.

The Group currently applies a single forward-looking macroeconomic scenario, which is monitored periodically and reflects Management’s best estimate of future economic conditions. Management reassesses, at least annually, whether additional scenarios or probability-weighted outcomes are required based on model performance, portfolio behavior and the volatility of macroeconomic indicators.

26

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Economic forecasts, projections and probabilities of occurrence are subject to a high inherent degree of uncertainty and, therefore, the results differ significantly from those projected. The Group considers that these forecasts represent the best estimate of possible outcomes.

4.2	Incremental rate on the lessee’s borrowing cost

Since the Group’s lease contracts have no identifiable discount rate (implicitly or explicitly), the Group’s incremental borrowing rate is used to calculate the present value of the Lease Liabilities at initial recognition.

Obtaining this rate involves a high degree of judgment, since the credit risk of the Group, the terms of the leases, the nature and quality of the collateral offered, and the economic environment in which each transaction is conducted must be taken into consideration. This process preferably uses readily observable input, based on which the lessee must make the necessary adjustments to obtain its incremental borrowing rate.

The Group applied the practical expedient to determine the incremental rate for a group of contracts, as the effects of its application do not differ materially from the application to individual leases.

The Group criteria regarding the incremental interest rate were:

▪	Risk-free rate: benchmark rate of the market where the Group operates.
▪	Credit spread: the spread applicable to the most recent borrowings in the same currency.

To determine the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

4.3	Impairment losses on intangible assets

The Group tests whether goodwill suffered any impairment on an annual basis on December 31 and when circumstances indicate that the value may be impaired. See note 9.

4.4	Provision for contingencies

The risk of loss contingency is an estimate that requires material judgment in accounting for and disclosing provisions. Management defines the probability of loss based on the nature of the proceedings, similarity with previous cases, and the complexity of the courts, including the advice of internal and external legal advisors.

4.5	Deferred taxes

27

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Deferred tax assets arise from temporary differences caused mainly by non-deductible provisions. Deferred taxes are recognized to reflect future tax effects attributable to temporary differences between the tax base of assets and liabilities and their corresponding carrying amounts.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgement. Additionally, future taxable income may be higher or lower than the estimates considered in determining the deferred tax assets.

5.	Cash and Cash Equivalents

Comprise cash at banks and on hand in national or foreign currency, and investments in interbank deposits, whose maturity of operations on the effective date of investment is equal to or less than 90 days and present an insignificant risk of change in fair value, being used for managing short-term commitments.

	As of December 31,
	2025	2024
Cash and balances with banks in local currency	326,592	229,854
Cash and balances with banks in foreign currency	701	566
Total cash and balances with banks	327,293	230,420

Interbank investments (1)	525,986	1,174,990
Total cash and cash equivalents	853,279	1,405,410

(1) Highly liquid Investments with a maturity equal to or less than 90 days readily convertible into a known amount of cash and subject to an insignificant risk of changes in fair value (see note 6.3).

6.	Financial Instruments

6.1	Financial assets measured at fair value through profit or loss (FVTPL)

Breakdown of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

28

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

	As of December 31,
	2025	2024
Derivatives	250,582	407,994
Premium bond	-	2,573
Investments fund quotas¹	13,987	140,445
Investment securities - Letters of Credits (LF)	210,891	1,073
Investment securities - Financial Treasury Bills (LFT)	1,722,314	546,768
Investment securities - National Treasury Bills (LTN)	646,754	-
Investment securities - National Treasury Notes (NTN)	139,335	-
Mexican government securities - CETES	118,776	-
Repurchase Agreements - Financial Treasury Bills (LFT)	-	6,236
Total	3,102,639	1,105,089
1)	Refers substantially to amounts invested in the investment fund, remunerated at the DI rate (the Brazilian interbank deposit rate), where the Group holds participation units. The underlying assets of the fund comprise public and private securities and repo with high liquidity (Level 1).

Fair Value of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	December 31, 2025
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	250,582	-	250,582
Investments fund quotas	13,987	-	-	13,987
Investment securities - Financial Bills (LF)	210,891	-	-	210,891
Investment securities - National Treasury Bills (LTN)	646,754	-	-	646,754
Investment securities - Financial Treasury Bills (LFT)	1,722,314	-	-	1,722,314
Investment securities - National Treasury Notes (NTN)	139,335	-	-	139,335
Mexican government securities - CETES	118,776	-	-	118,776
Total	2,852,057	250,582	-	3,102,639

	December 31, 2024
	Fair Value
	Level 1	Level 2	Level 3	Total
Derivatives	-	407,994	-	407,994
Premium bond	2,573	-	-	2,573
Investments fund quotas	140,445	-	-	140,445
Investment securities - Financial Treasury Bills (LFT)	546,768	-	-	546,768
Investment securities - Letters of Credits (LF)	1,073	-	-	1,073
Repurchase Agreements - Financial Treasury Bills (LFT)	6,236	-	-	6,236
Total	697,095	407,994	-	1,105,089

29

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Fair Value Through Profit or Loss (FVTPL)

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	250,582	-	-	-	250,582
Investments fund quotas	13,987	-	-	-	13,987
Investment securities - Financial Bills (LF)	38,742	172,149	-	-	210,891
Investment securities - National Treasury Bills (LTN)	-	-	646,754	-	646,754
Investment securities - Financial Treasury Bills (LFT)	-	186,660	1,535,654	-	1,722,314
Investment securities - National Treasury Notes (NTN)	-	-	-	139,335	139,335
Mexican government securities - CETES	-	118,776	-	-	118,776
Total	303,311	477,585	2,182,408	139,335	3,102,639

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Derivatives	407,994	-	-	-	407,994
Premium bond	-	1,207	1,366	-	2,573
Investments fund quotas	140,445	-	-	-	140,445
Investment securities - Financial Treasury Bills (LFT)	237,269	309,499	-	-	546,768
Investment securities - Letters of Credits (LF)	-	1,073	-	-	1,073
Repurchase Agreements - Financial Treasury Bills (LFT)	6,236	-	-	-	6,236
Total	791,944	311,779	1,366	-	1,105,089

30

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

6.2	Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

Breakdown of Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

	As of December 31,
Brazilian depositary	2025	2024
Securities - Financial Treasury Bills (LFT)	-	14,394
Total	-	14,394

Fair Value of Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

	December 31, 2024
	Fair Value
	Level 1	Level 2	Level 3	Total
Brazilian depositary
Securities - Financial Treasury Bills (LFT)	14,394	-	-	14,394
Total	14,394	-	-	14,394

Maturity of Financial Assets Measured at Fair Value Through Other Comprehensive Income (FVTOCI)

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Brazilian depositary
Securities - Financial Treasury Bills (LFT)	14,394	-	-	-	14,394
Total	14,394	-	-	-	14,394

31

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

6.3	Financial Assets Measured at Amortized Cost

Breakdown of Financial Assets at Amortized Cost

	As of December 31,
	2025	2024
Held to collect contractual cash flows
Personal credit	6,073,632	4,664,939
Payroll loans	25,808,985	17,553,054
Payroll credit cards	2,375,184	1,983,957
Credit card	13,868	84,679
Others	93,449	76
(-) Allowance for Expected Credit Loss	(2,413,641)	(1,623,379)
Subtotal	31,951,477	22,663,326
Premium paid on the acquisition of credit portfolios	562,892	296,612
(+/-) Adjustment of credit portfolios – hedge object	(72,969)	(359,688)
Subtotal	32,441,400	22,600,250

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	90,866
Investment securities - Financial Treasury Bills (LFT)	11,311	104,192
Official Credit (ICO) – Spanish Government	1,511,277	-
Subtotal	1,525,001	195,058

Repurchase Agreements
Investment securities - National Treasury Notes (NTN) – Note 5	256,000	-
Investment securities - Financial Treasury Bills (LFT) – Note 5	269,986	1,174,990
Subtotal	525,986	1,174,990

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	533,966
Investment securities - Financial Treasury Bills (LFT)	42,818	-
Investment securities - National Treasury Notes (NTN)	91,657	-
Subtotal	423,984	533,966

Debentures	5,681,078	1,392,720
Subtotal	5,681,078	1,392,720

Compulsory deposits with the Brazilian Central Bank	660,772	-
Subtotal	660,772	-
Total	41,258,221	25,896,984

32

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value of Financial Assets Measured at Amortized Cost

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments measured at amortized cost, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31, 2025
	Carrying Amount			Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	2,413	-	-	2,413	2,344	-	-	2,344
Investment securities – Financial Treasury Bills (LFT)	11,311	-	-	11,311	11,335	-	-	11,335
Official Credit (ICO) – Spanish Government	1,511,277	-	-	1,511,277	1,511,277	-	-	1,511,277
Subtotal	1,525,001	-	-	1,525,001	1,524,956	-	-	1,524,956

Repurchase Agreements
Investment securities - National Treasury Bills (LTN)	256,000	-	-	256,000	257,708	-	-	257,708
Investment securities - Financial Treasury Bills (LFT)	269,986	-	-	269,986	270,989	-	-	270,989
Subtotal	525,986	-	-	525,986	528,697	-	-	528,697

Pledged of collateral
Government Bonds – KDB – Korea Development Bank	289,509	-	-	289,509	289,509	-	-	289,509
Investment securities - Financial Treasury Bills (LFT)	42,818	-	-	42,818	42,818	-	-	42,818
Investment securities - National Treasury Notes (NTN)	91,657	-	-	91,657	91,657	-	-	91,657
Subtotal	423,984	-	-	423,984	423,984	-	-	423,984

Debentures	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078
Subtotal	-	-	5,681,078	5,681,078	-	-	5,681,078	5,681,078

Compulsory deposits with the Brazilian Central Bank	660,772	-	-	660,772	660,772	-	-	660,772
Subtotal	660,772	-	-	660,772	660,772	-	-	660,772
Total	3,135,743	-	5,681,078	8,816,821	3,138,409	-	5,681,078	8,819,487

33

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
	Carrying Amount				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Investment securities
Investment securities - National Treasury Notes (NTN)	90,866	-	-	90,866	87,152	-	-	87,152
Investment securities - Financial Treasury Bills (LFT)	104,192	-	-	104,192	104,325	-	-	104,325
Subtotal	195,058	-	-	195,058	191,477	-	-	191,477

Repurchase Agreements
Financial Treasury Bills (LFT)	1,174,990	-	-	1,174,990	-	-	1,179,337	1,179,337
Subtotal	1,174,990	-	-	1,174,990	-	-	1,179,337	1,179,337

Linked to the provision of collateral
Government Securities – Other Countries	533,966	-	-	533,966	533,966	-	-	533,966
Subtotal	533,966	-	-	533,966	533,966	-	-	533,966

Debentures	-	-	1,392,720	1,392,720	-	-	1,392,720	1,392,720
Subtotal	-	-	1,392,720	1,392,720	-	-	1,392,720	1,392,720
Total	1,904,014	-	1,392,720	3,296,734	725,443	-	2,572,057	3,297,500

34

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Assets Measured at Amortized Cost

	December 31, 2025
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,200,346	2,568,374	198,904	106,008	6,073,632
Payroll loans	4,117,773	6,490,325	6,778,144	8,422,743	25,808,985
Payroll credit card	322,321	614,738	909,149	528,976	2,375,184
Credit card	13,788	37	32	11	13,868
Investment securities - National Treasury Notes (NTN)	315,217	-	-	-	315,217
Official Credit (ICO) – Spanish Government	1,511,277	-	-	-	1,511,277
Investment securities - Financial Treasury Bills (LFT)	556,820	-	-	-	556,820
Debentures	189,752	-	3,361,772	2,129,554	5,681,078
Investment securities - National Treasury Notes (NTN)	91,657	-	-	-	91,657
Compulsory deposits with the Brazilian Central Bank	660,772	-	-	-	660,772
Others	93,442	7	-	-	93,449
Total	11,073,165	9,673,481	11,248,001	11,187,292	43,181,939

	December 31, 2024
Product	Less than 12 months	1-3 years	3-5 years	Over 5 years	Total
Personal credit	3,003,973	1,547,700	82,233	31,033	4,664,939
Payroll loans	2,687,533	4,792,620	5,220,255	4,852,646	17,553,054
Payroll credit card	286,487	387,954	685,440	624,076	1,983,957
Credit card	84,606	22	30	21	84,679
Investment securities - National Treasury Notes (NTN)	-	90,866	-	-	90,866
Investment securities - Financial Treasury Bills (LFT)	56,952	47,240	-	-	104,192
Government Securities – Other Countries	266,396	267,570	-	-	533,966
Repurchase Agreements - Financial Treasury Bills (LFT)	-	-	1,174,990	-	1,174,990
Debentures	1,392,720	-	-	-	1,392,720
Others	76	-	-	-	76
Total	7,778,743	7,133,972	7,162,948	5,507,776	27,583,439

Concentration of Financial Assets Measured at Amortized Cost

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	31,663,353	1,287,563	1,414,204	34,365,120
(-) Allowance for expected credit loss	(650,597)	(552,889)	(1,210,155)	(2,413,641)
Credit limits granted and not used¹	(3,067)	(1,086)	(96)	(4,249)
Total	31,009,689	733,588	203,953	31,947,230

35

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2024
Product	Stage 1	Stage 2	Stage 3	Total
Exposure of credit operations with credit granting characteristics	22,709,067	713,007	864,631	24,286,705
(-) Allowance for expected credit loss	(582,340)	(269,572)	(771,467)	(1,623,379)
Credit limits granted and not used¹	(3,475)	(981)	(291)	(4,747)
Total	22,123,252	442,454	92,873	22,658,579

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

6.4	Allowance for Expected Credit Losses expense in the income statement

Impairment losses on the Group’s loan portfolio are recognized in the income statement under “Allowance for Expected Credit Losses.”. The following tables present the breakdown of expected losses by stage and product, as well as the changes in the allowance for the years ended December 31, 2025 and 2024.

(a)	Expected credit losses impact
	2025	2024
Expected credit losses
Change in the provision for expected credit losses	789,764	332,433
Recoveries	(136,527)	(101,600)
Write-offs	1,047,255	902,878
Total Income statement charge for the period	1,700,492	1,133,711

(b)	Breakdown of provision for expected credit losses by classification of financial assets

	December 31, 2025
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	191,616	290,052	522,897	1,004,565
Payroll loans	401,157	236,888	627,993	1,266,038
Payroll credit card loans	52,687	19,914	54,186	126,787
Credit card loans	5,137	6,035	5,079	16,251
Subtotal	650,597	552,889	1,210,155	2,413,641
Credit limits granted and not used [1]	3,067	1,086	96	4,249
Total	653,664	553,975	1,210,251	2,417,890

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

	December 31, 2024
Product	Stage 1	Stage 2	Stage 3	Total
Personal credit loans	220,057	143,334	443,399	806,790
Payroll loans	311,714	107,426	278,847	697,987
Payroll credit card loans	41,730	11,407	37,832	90,969

36

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Credit card loans	8,834	7,401	11,326	27,561
Others	5	4	63	72
Subtotal	582,340	269,572	771,467	1,623,379
Credit limits granted and not used [1]	3,475	981	291	4,747
Total	585,815	270,553	771,758	1,628,126

¹ Refers to credit limits granted and not used under 'Other liabilities - expected credit losses, note 13.

(c)	Changes in the balances of provisions for expected credit losses of financial assets measured at amortized cost

	December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2024	585,815	270,553	771,758	1,628,126
Changes in stages:
Stage 1 to Stage 2	(11,370)	11,370	-	-
Stage 1 to Stage 3	(23,429)	-	23,429	-
Stage 2 to Stage 3	-	(17,069)	17,069	-
Stage 2 to Stage 1	30,072	(30,072)	-	-
Stage 3 to Stage 2	-	2,745	(2,745)	-
Stage 3 to Stage 1	9,384	-	(9,384)	-
Changes in PDs, LGDs, EADs [1]	63,192	316,448	1,320,852	1,700,492
Decrease due to write-offs	-	-	(1,047,255)	(1,047,255)
Increase due to recoveries	-	-	136,527	136,527
Net write-off [2]	-	-	(910,728)	(910,728)
Balance of the year	653,664	553,975	1,210,251	2,417,890

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off represents the net amount of “Write-offs” and “Recoveries” presented in Table 6.4(a).

	December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Balance at December 31, 2023	411,369	190,472	693,852	1,295,693
Changes in stages:
Stage 1 to Stage 2	(7,115)	7,115	-	-
Stage 1 to Stage 3	(24,415)	-	24,415	-
Stage 2 to Stage 3	-	(24,803)	24,803	-
Stage 2 to Stage 1	5,751	(5,751)	-	-
Stage 3 to Stage 2	-	1,768	(1,768)	-
Stage 3 to Stage 1	3,515	-	(3,515)	-
Changes in PDs, LGDs, EADs [1]	196,710	101,752	835,249	1,133,711
Decrease due to write-offs	-	-	(902,878)	(902,878)
Increase due to recoveries	-	-	101,600	101,600
Net write-off [2]	-	-	(801,278)	(801,278)
Balance of the year	585,815	270,553	771,758	1,628,126

1 Changes in PDs, LGDs and EADs are recognized in profit or loss for the period and reconcile with the expected credit losses recognized in the income statement.

2 Net write-off” represents the net amount of “Write-offs” and “Recoveries”.

37

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Credit Assignment

Credit Assignments

In the year ended December 31, 2024, the Group carried out credit assignment transactions classified as with substantial retention of risks and rewards, involving defaulted receivables totaling R$15,465 and loans previously written off as losses in the amount of R$118,758 assigned to the unrelated party B. Hoepers Companhia Securitizadora de Créditos.

Credit Assignments – with substantial retention of risks and benefits.

Credit assignment transactions are classified as involving substantial retention of risks and rewards when the assigning institution retains a co-obligation or acquires subordinated quotas of the securitization funds. The transferred assets primarily comprise payroll-deducted loan receivables originated by the Bank, with fixed contractual cash flows and defined maturities. In such cases, the assigned receivables remain recorded as assets of the assigning institution, and the funds received are recognized as assets with a corresponding liability, depending on the nature of the obligation assumed.

The Bank retains exposure to substantially all risks and rewards associated with the transferred receivables, including credit risk (borrower default), prepayment risk and variability in contractual cash flows, either through contractual co-obligation arrangements or through the holding of subordinated interests that absorb first losses. Income and expenses related to the assigned receivables are recognized in profit or loss over the remaining term of the operations.

The associated liabilities represent the contractual obligation to repay the funding received in connection with the credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions on their use, such that they are not available for unrestricted sale or re-pledging by the Bank.

For the year ended December 31, 2025, the Bank conducted payroll loan credit assignment operations with substantial retention of risks and benefits to (i) Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank (each, an unrelated party) and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada (an entity controlled and consolidated by the Group). As the Bank continues to recognize all of the transferred receivables, the amounts presented below correspond to the carrying amounts of the transferred assets and the associated liabilities recognized in the statement of financial position as of December 31, 2025..

	As of December 31, 2025
Operations	Assets assigned	Liabilities assumed (note 14)
Obligations related to assignment – Vert and Opea	8,365,977	8,383,515
Obligations related to assignment – FIDC	2,395,947	2,013,772
Total	10,761,924	10,397,287

38

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

The counterparties to the associated liabilities do not have recourse exclusively to the transferred assets. The Bank continues to fully recognize all the transferred receivables.

(e)	Contracts as Collateral

As of December 31, 2025 and 2024, credit operations were secured by Time Deposits with Special Guarantee (DPGEII) with the Credit Guarantee Fund (FGC) (Note 6.5). As of December 31, 2025, the amount was R$3,693,820 (R$3,080,517 as of December 31, 2024).

6.5	Financial Liabilities Measured at Amortized Cost

The balances of time deposits are primarily composed of Certificates of Bank Deposit (CDB), Time Deposits with Special Guarantee from the FGC (DPGEII), and Interbank Deposit Certificates (CDI), indexed to both fixed and floating interest rates.

Investment securities comprise funds received from the issuance of mortgage, real estate, and credit backed debt instruments, indexed to fixed and floating interest rates.

Funds from acceptances and issuance of securities comprise Letters of Credit (LF), Subordinated Letters of Credit (LFS) and Public Letters of Credit (LFP) issued by the Bank. These are funding instruments and do not represent standby or documentary letters of credit as used in international banking practice. Upon issuance, the Bank receives cash from investors and becomes contractually obligated to repay principal and interest at maturity. Accordingly, the Bank recognizes a financial liability for the amount of proceeds received, which is subsequently measured at amortized cost using the effective interest method, in accordance with IFRS 9.

No fees or revenue are generated from the issuance of these instruments. The only income or expense associated with these liabilities corresponds to the interest expense recognized through the effective interest rate method. The Bank’s accounting policy for interest income and interest expense is disclosed in Note 3.1(b) – Financial instruments.

Fixed interest rates range from 6.71% to 16.50% per year, and floating interest rates range from (i) 99.65% to 132% of the CDI, (ii) IPCA + 0.75% to 9.60% per year, and (iii) CDI + 0.05% to 2.95% per year. The debt instruments eligible for capital refer to the Subordinated Letters of Credit (LFS) with a return of CDI + 2.85% to 4% and fixed rates ranging from 10.50% to 17.57% per year.

Breakdown of Financial Liabilities at Amortized Cost

	As of December 31,
	2025	2024
Demand customer deposits	345,801	320,209
Time customer deposits	20,504,881	16,256,733
Loans and borrowing	667,089	480,104
Funds from acceptances and issuance of securities(1)	6,170,529	3,255,985
Debt issued and other borrowed funds	759,339	522,282
Investment securities	-	6,221
Debentures (from Repurchase Agreements)	3,251,446	-
Total	31,699,085	20,841,534
(1)	The item "Funds from acceptances and issuance of securities" refers to obligations arising from the issuance of Letters of Credit (Letras Financeiras), which are long-term fixed-income securities widely used for funding by Brazilian financial institutions.

39

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Maturity of Financial Liabilities at Amortized Cost

	December 31, 2025
	Less than 12 months	1-3years	3-5years	Over 5years	Total
Demand customer deposits	345,801	-	-	-	345,801
Time customer deposits	8,923,141	10,556,122	1,025,618	-	20,504,881
Loans and borrowing	211,902	227,875	227,312		667,089
Funds from acceptances and issuance of securities	1,879,355	3,954,991	336,183	-	6,170,529
Debt issued and other borrowed funds	35,200	28,680	591,087	104,372	759,339
Debentures (from Repurchase Agreements)	-	832,392	2,419,054	-	3,251,446
Total	11,395,399	15,600,060	4,599,254	104,372	31,699,085

	December 31, 2024
	Less than 12 months	1-3years	3-5years	Over 5years	Total
Demand customer deposits	320,209	-	-	-	320,209
Time customer deposits	6,274,830	9,590,159	391,744	-	16,256,733
Loans and borrowing	243,151	-	236,953	-	480,104
Funds from acceptances and issuance of securities	720,765	2,425,848	109,372	-	3,255,985
Debt issued and other borrowed funds	55,641	55,992	307,293	103,356	522,282
Investment securities	6,221	-	-	-	6,221
Total	7,620,817	12,071,999	1,045,362	103,356	20,841,534

6.6	Derivative Financial Instruments – Hedge

Values grouped by asset, maturity ranges, reference value (notional), curve value, market value, adjustment and fair value

As of December 31, 2024 and December 31, 2025, the Bank maintained hedging structures classified as cash flow hedges, for which the hedged items consisted of postfixed (variablerate) funding transactions, mainly indexed to the CDI rate, as well as funding indexed to IPCA, with the hedging instruments comprising DI futures contracts traded on B3 S.A. – Brasil, Bolsa, Balcão and swap contracts. These hedging relationships are designated in accordance with the requirements of IFRS 9 and disclosed pursuant to IFRS 7. In general, the Bank designates as the hedged item a specific risk component (interest rate, inflation, or foreign exchange risk) rather than all risks associated with the instrument in its entirety.

40

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Any gain or loss on the hedging instrument related to the effective portion of a cash flow hedge is recognized in equity, within other comprehensive income (OCI), net of tax effects. Consequently, marktomarket adjustments of hedging instruments, previously recognized in profit or loss before hedge designation, are accumulated in equity and reclassified to profit or loss in the same period and under the same line item in which the hedged item affects earnings. The ineffective portion of the hedge is recognized immediately in profit or loss.

For fair value hedges, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the hedged risk. Both the hedged items and the derivative instruments are measured at fair value, and changes in fair value of each are recognized in profit or loss. Hedge ineffectiveness represents the difference between changes in the fair value of the hedging instrument and those of the hedged item attributable to the hedged risk, and is recognized in profit or loss.

The Bank maintains cash flow and fair value hedge relationships structured to manage exposure to interest rate, inflation, and foreign exchange risks arising from its funding operations and credit portfolio. Hedge effectiveness monitoring, which measures the extent to which derivative financial instruments offset market fluctuations affecting the hedged items, is performed monthly. Effectiveness is assessed considering the existence of an economic relationship between the hedged item and the hedging instrument, the alignment of the hedge ratio, and the expectation that any ineffectiveness will not be significant. The indicative range of effectiveness considered is between 80% and 125%.

The economic relationship between the hedged item and the hedging instrument is established by matching their key contractual terms, including reference index (CDI, IPCA, or foreign exchange), currency, maturity, and calculation bases. The hedge ratio is defined to align notional amounts and cash flows, minimizing potential sources of ineffectiveness such as residual mismatches in maturity, indexation bases, reset dates, or prepayment behavior.

The tables presented in this note disclose the notional amounts (“Reference Value”), curve values (“Accrual Value”), mark-to-market adjustments, and fair values of the hedging instruments and corresponding hedged items, grouped by risk type and hedge category.

Cash Flow Hedge - Inflation (IPCA)

Inflation (IPCA)	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs - IPCA	488	544	(2)	542
Hedge Instrument
Swap (b) (assets) (c)	488	(19)	(1)	(19)
(b)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in February 2026.
(c)	The amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The fair value of these swaps is recognized within derivative financial instruments (assets or liabilities), and the effective portion of the cash flow hedge is recorded in other comprehensive income.

41

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate vs DI	December 31, 2025
	Reference Value	Curve Value (u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	15,206,925	16,823,165	(86,302)	16,736,862
Hedge Instrument
Swap (e) (liabilities) (f)	15,206,925	16,823,165	(86,302)	16,736,862

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(e)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in October, 2030.
(f)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The net fair value of the swaps is R$368,265 to be received. The fair value adjustments on the hedged items and on the hedging instruments are recognized in profit or loss, within “Result of derivative financial instruments” or within the same line item as the hedged item, in accordance with the fair value hedge accounting requirements of IFRS 9.

Fixed Rate vs IPCA	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	1,434,166	1,534,071	16,766	1,550,837
Hedge Instrument
Swap (g) (liabilities) (h)	1,434,166	1,534,071	16,766	1,550,837
(g)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in December 2026.
(h)	The amounts related to the differential to be received or paid are recognized in an asset or liability account. Changes in the fair value of these swaps, as well as the corresponding fair value adjustments on the hedged items, are recognized in profit or loss. The net fair value of the swaps is R$ 33,284 payable.

Fair Value Hedge - Currency	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Foreign borrowing (USD) (i)	214,205	211,902	(563)	211,339
Hedge Instrument
Swap (j) (liabilities) (k)	214,205	211,902	(563)	211,339
(i)	The hedge relationship is formalized in a memorandum, which includes foreign borrowing in USD.
(j)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in March 2026.
(k)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The hedge is designated to protect the exposure to changes in fair value arising from foreign exchange and interest rate risk on the foreign currency borrowing. The net fair value of the swaps is R$ 8,570 payable.

Market Risk Hedge – IPCA × DI	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs – IPCA	2,466,353	2,607,784	(11,099)	2,596,685
Hedge Instrument
Swap (l) (assets) (m)	2,461,313	2,602,421	(12,155)	2,590,267
(l)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in May 2028.
(m)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 61,627 payable.

42

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Market Risk Hedge – Pre × DI	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	1,714,839	1,843,760	8,784	1,852,544
Hedge Instrument
Swap (n) (assets) (o)	1,714,839	1,883,514	8,903	1,892,417

(n)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in January 2028.
(o)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 3,261 receivable.

Market Risk Hedge – Pre × DI	December 31, 2025
	Reference Value	Reference Value (R$)	Present Value (R$)
Hedge Item
Investment (CETES)	383,496	111,022	118,168
Hedge Instrument
NDF (p) (liabilities) (q)	396,086	116,065	114,101

(p)	NDF contract traded in the over-the-counter market, registered on B3, with maturity in February 2026.
(q)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the NDF is R$ 5,566 receivable.
Market Risk Hedge – DI × Pre	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Investment (ICO)	1,000,000	1,067,661	(112)	1,067,549
Hedge Instrument
Swap (r) (liabilities) (s)	1,001,068	1,067,732	(53)	1,067,679

(r)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in June 2026.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the swaps is R$ 78 payable.
Market Risk Hedge – DI Futures × Pre (Purchase)	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (c)	4,818,641	4,900,444	(3,433)	4,897,011
Hedge Instrument
DI Futures (d) (s)	4,818,641	4,900,444	(3,367)	4,897,077

43

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)
Market Risk Hedge – Pre × DI Futures (Sale)	December 31, 2025
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Fixed-rate CDBs	451,132,481	457,136,366	397,446	457,533,811
Hedge Instrument
DI Futures (d) (s)	451,070,097	457,073,443	415,592	457,489,035

(d)	DI Futures contracts traded in the over-the-counter market, registered on B3, with maturity in July 2027.
(s)	Amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The net fair value of the DI Futures is R$ 51 payable.

Cash Flow Hedge - Interest Rate Risk

Interest Rate	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs / CDI	108,219	(2,443)	14,587	12,144
Hedge Instrument
DI Future Contracts (a)	107,985	(2,728)	14,587	11,859

Hedge Item
Debentures	728,942	(14,478)	35,028	20,550
Hedge Instrument
DI Future Contracts (a)	728,877	(14,559)	35,028	20,469
(a)	DI Futures contracts traded on B3 with the longest maturity in January 2030
(u)	The curve value corresponds to the present value of contractual cash flows discounted using the applicable market yield curves at the reporting date and does not represent the carrying amount under IFRS.

Cash Flow Hedge - Inflation (IPCA)

Inflation (IPCA)	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Variable rate CDBs - IPCA	2,383,593	2,737,950	(38,387)	2,699,563
Hedge Instrument
Swap (b) (assets) (c)	2,383,211	2,737,119	(38,196)	2,698,923
(b)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in August 2028.
(c)	The amounts related to the differential to be received or paid are recognized in asset or liability accounts, respectively. The fair value of these swaps is recognized within derivative financial instruments (assets or liabilities), and the effective portion of the cash flow hedge is recorded in

44

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

other comprehensive income.

Fair Value Hedge - Fixed Interest Rate Risk

Fixed Rate vs DI	December 31, 2024
	Reference Value	Curve Value (u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	7,172,936	7,514,955	(359,710)	7,155,245
Hedge Instrument
Swap (e) (liabilities) (f)	7,172,915	7,514,927	(359,703)	7,155,224

(d)	The hedge relationships are formalized in a memorandum, which includes portions of payroll loan contracts maturing within the specified range, with values close to the notional of each maturity of the derivative.
(e)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in November 2028.
(f)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The net fair value of the swaps is R$368,265 to be received. The fair value adjustments on the hedged items and on the hedging instruments are recognized in profit or loss, within “Result of derivative financial instruments” or within the same line item as the hedged item, in accordance with the fair value hedge accounting requirements of IFRS 9.
Fixed Rate vs IPCA	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Payroll loan installments (d)	16,700	16,798	21	16,819
Hedge Instrument
Swap (g) (liabilities) (h)	16,700	16,798	21	16,819
(g)	Swap contracts traded in the over-the-counter market, registered on B3, with the longest maturity in December 2026.
(h)	The amounts related to the differential to be received or paid are recognized in an asset or liability account. Changes in the fair value of these swaps, as well as the corresponding fair value adjustments on the hedged items, are recognized in profit or loss.
Fair Value Hedge - Currency	December 31, 2024
	Reference Value	Curve Value(u)	Market Value Adjustment	Fair Value
Hedge Item
Foreign borrowing (USD) (i)	476,463	482,164	(2,061)	480,103
Hedge Instrument
Swap (j) (liabilities) (k)	476,463	482,164	(2,061)	480,103
(i)	The hedge relationship is formalized in a memorandum, which includes foreign borrowing in USD.
(j)	Swap contract traded in the over-the-counter market, registered on B3, with maturity in March 2026.
(k)	The amounts related to the differential to be received or paid are recognized in an asset or liability account, respectively. The hedge is designated to protect the exposure to changes in fair value arising from foreign exchange and interest rate risk on the foreign currency borrowing.

Glossary of terms used in the tables above:

Reference Value (Notional Amount): Contractual amount used as the basis for calculating the cash flows of the hedged items and derivative financial instruments (swaps, DI futures contracts, NDFs, among others). The notional amount does not represent amounts receivable or payable and does not correspond to the fair value of the instrument.

45

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Curve Value: Amount determined by projecting the future cash flows of the transactions based on the agreed interest rates, discounted using the market yield curves prevailing at the reporting date, as published by B3 S.A. – Brasil, Bolsa, Balcão or by other applicable market sources. It reflects the theoretical economic value before any marktomarket adjustments.

Present Value: Amount calculated by discounting expected future cash flows using market curves consistent with the risk and maturity of the transaction. When applicable, it corresponds to the basis used for measurement or economic disclosure of the instruments.

Fair Value: Amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm’slength transaction under normal market conditions at the reporting date. The Bank measures fair value by projecting future cash flows in accordance with contractual terms and discounting them using prevailing market curves. For derivatives, fair value corresponds to the carrying amount recognized as an asset or liability. In the case of fair value hedges, it also includes the adjustment to the carrying amount of the hedged item attributable to the hedged risk, in accordance with IFRS 9.

Market Value Adjustment: Change arising from the marktomarket measurement of derivative financial instruments and, when applicable, the hedged items. For cashflow hedges, the effective portion is recognized in other comprehensive income, within equity, and reclassified to profit or loss when the hedged item affects financial performance. For fairvalue hedges, changes in the fair value of both the hedging instrument and the hedged item are recognized directly in profit or loss.

7.         Income Taxes, Social Contribution and Other Taxes

(a)	Movements of deferred tax assets

Deferred tax assets

	As of December 31,
	2025	2024
Initial amount	831,698	687,362
Provision/ reversal	615,621	144,336
Deferred tax assets	1,447,319	831,698

Deferred tax liabilities

	As of December 31,
	2025	2024
Initial amount	206,860	194,284
Provision/ reversal	176,014	12,576
Deferred tax liabilities	382,874	206,860

(b)	Income tax and social contribution expense
As of December 31,

46

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

	2025	2024
Income tax in profit or loss	(700,567)	(433,638)
Deferred taxes:
Temporary differences	410,359	195,590
Tax loss and negative calculation basis	-	(8,607)
Total	(290,208)	(246,655)

(c)	Estimate of tax credit realization
	As of December 31,
Expected income tax and social contribution, calculated with statutory rate	2025	2024
Year 1	640,419	347,304
Year 2	221,450	107,199
Year 3	158,845	110,136
Year 4	131,901	73,084
Year 5	111,304	71,347
Year 6 – 10	183,399	122,628
Total	1,447,319	831,698

The net balance of the Bank's tax credit as of December 31, 2025, was composed of R$1,447,319 related to deferred tax assets and R$382,874 related to deferred tax liabilities.

(d)	Effective tax rate reconciliation

	As of December 31,
	2025	2024
Net income before taxes	1,336,821	1,041,011

Expected income tax and social contribution, at statutory rates	(492,616)	(379,283)
Interest on equity (1)	106,797	92,610
Permanent additions and exclusions	(2,582)	11,386
Tax incentive - Hunger Prevention Program and donations	24,318	7,229
Extemporaneous credit	-	21,603
Others	72,954	(200)
Income tax expense	(291,129)	(246,655)
The effective income tax rate	22%	24%

(1) Interest on equity refers to a profit distribution to shareholders and is deductible by the company for corporate income tax (IRPJ) and social contribution on net profit (CSLL) purposes.

47

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

(e)	Breakdown deferred tax assets and liabilities

	December 31, 2025
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	148,247	-
Allowance for expected credit losses	1,100,448	(98,816)
Lease liabilities	131,854	(120,365)
Other temporary differences	66,770	(163,693)
Total	1,447,319	(382,874)

	December 31, 2024
	Deferred Tax Assets	Deferred Tax Liabilities
Provisions	141,076	-
Impairment allowance for loans and advances to customers	561,442	(89,117)
Fair value of financial instruments held for trading	21	-
Net operating losses	3,107	-
Lease liabilities	116,078	(105,465)
Other temporary differences	9,974	(12,278)
Total	831,698	(206,860)

8.	Property and Equipment

	As of December 31,
	2025	2024
Furniture and fixtures	19,865	15,936
Improvements and facilities	33,114	17,026
IT equipment and systems	20,905	16,638
Equipment	6,545	561
Other tangible assets	11,984	7,790
Total Carrying amount	92,413	57,951

	2024	Additions	Disposals	Transfer	2025
Acquisition cost
Furniture and fixtures	25,668	6,673	(311)	-	32,030
Improvements and facilities	21,911	22,190	(838)	-	43,263
IT equipment and systems	54,368	12,329	(2,486)	(1,063)	63,148
Equipment	2,868	6,328	(55)	-	9,141
Other tangible assets	13,906	4,989	(540)	1,063	19,418
Total Cost	118,721	52,509	(4,230)	-	167,000

48

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Accumulated depreciation
Furniture and fixtures	(9,732)	(2,633)	200	-	(12,165)
Improvements and facilities	(5,950)	(4,255)	56	-	(10,149)
IT equipment and systems	(36,664)	(7,864)	2285	-	(42,243)
Equipment	(2,307)	(316)	27	-	(2,596)
Other tangible assets	(6,117)	(1,594)	277	-	(7,434)
Total Depreciation	(60,770)	(16,662)	2,845	-	(74,587)
Total Carrying amount	57,951	35,847	(1,385)	-	92,413

There were no indicators of impairment of Property and Equipment for the years ended December 31, 2025, and 2024.

9.	Intangible Assets

As of December 31,

	2025	2024
Goodwill	147	147
Other intangible assets	182,058	199,009
Total	182,205	199,156

	2024	Additions	Disposals	Transfers	2025
Acquisition cost
Software	293,006	5,291	-	7,460	305,757
Intangible under development (i)	9,405	27,687	(92)	(7,460)	29,540
License acquisition	95,496	76,901	(1,310)	-	171,087
Others	1,320	-	(60)	-	1,260
Total Costs	399,227	109,879	(1,462)	-	507,644

Accumulated amortization
Software	(120,874)	(60,545)	-	-	(181,419)
License acquisition	(79,243)	(65,611)	788		(144,066)
Others	(101)	-	-	-	-101
Total Amortization	(200,218)	(126,156)	788	-	(325,586)
Total Carrying amount	199,009	(16,277)	(674)	-	182,058

(i) Substantially refers to expenses related to development of internal technology projects, substantially comprised of usage licenses and third-party services.

There were no indications of impairment of intangible assets for the years. Additionally, intangible assets recorded as “under development” were tested for impairment by comparing it carrying amount with its recoverable amount and no adjustments were identified.

49

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)
10.	Leases

(a)	Amounts recognized in the statement of financial position

The Group has operating lease contracts for the headquarters buildings located in Porto Alegre (2024) and Campinas, as well as for the hubs and sales offices related to customer services. In addition, the Group has leases for the use of vehicles throughout Brazil.

Right of use asset

	As of December 31,
	2025	2024
Balance at end of previous year	223,286	182,245
Additions and contractual changes	47,461	90,331
Depreciation	(59,050)	(49,291)
Balance at end of the period	211,697	223,285

Lease liabilities

	As of December 31,
	2025	2024
Balance at end of previous year	254,602	206,753
Additions and contractual changes	47,461	90,331
Payments	(86,097)	(75,870)
Interest	32,314	33,388
Balance at end of the period	248,280	254,602

(b)	Expenses recognized in the income statement

	As of December 31,
	2025	2024
Depreciation (1)	59,049	49,291
Interest expenses (2)	32,314	33,388
Total	91,363	82,679
(1)	This amount is recorded in Depreciation and Amortization combined income statement.
(2)	This amount is recorded in Other Expenses, Net combined income statement.

(c)	Maturity of lease liabilities

	December 31, 2025
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	83,334	115,219	45,114	4,613	248,280

50

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2024
	Less than 12 months	1 - 3 years	3 - 5 years	Over 5 years	Total
Lease liabilities	74,176	110,414	56,662	13,350	254,602

Payments on short-term leases

Leases under short-term contracts are not recognized as right-of-use assets, with the related expenses being recognized under “General and Administrative Expenses” in the Income Statement. For the year ended December 31, 2025, there were R$6,180 short-term contract expenses, December 31, 2025, there were R$5,040 short-term contract expenses.

11.	Other Assets

	As of December 31,
	2025	2024
Interbank transactions	123,290	223,761
Prepaid expenses	302,926	239,728
Collection receivable	291,331	206,140
Deposits Pledged as Guarantee - Labor	37,500	37,091
Recoverable taxes	86,891	48,776
Deposits Pledged as Guarantee - Tax	14,184	13,034
Deposits Pledged as Guarantee - Civil	74,960	30,958
Partnership Program	96,252	62,484
Commissions	22,388	44,370
Others	89,076	49,642
Total	1,138,798	955,984

12.	Provision for contingencies

Management classifies the risk of loss of legal and administrative proceedings in which the Group is a party as a defendant. Provisions are recorded for contingencies classified as a probable risk of loss and Management believes that the recorded amount is sufficient to cover those losses.

(a)	Probable losses

	As of December 31,
	2025	2024
Legal and administrative proceedings:
Civil	217,015	217,845
Labor	71,755	82,511
Tax	21,573	1,567
Total	310,343	301,923

51

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Civil lawsuits are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the opinion of legal advisors, the nature of the lawsuits, similarity with previous cases, complexity, and legal precedent, as well as when there is probable expectation of future cash disbursement.

Labor claims are controlled individually, and the provision is recorded whenever the loss is evaluated as probable, considering the claim status and the history of losses. From the date of the hearing until an initial court decision, labor claims are measured by the average of losses occurred within the last 12 months. After the appeal, the losses are measured based on experts’ calculations until the settlement.

There are no significant administrative claims in process for non-compliance with the rules of Brazilian Financial System, tax claims or payment of penalties that may cause significant impacts to the Group’s financial statements.

(b)	Possible losses

The Group is a party to certain legal and administrative proceedings, which, in accordance with their nature and the risk of loss evaluation, the Group does not qualify the risk of loss as probable:

	As of December 31,
	2025	2024
Possible losses:
Civil	50,000	-
Labor	23,455	22,569
Tax	40,176	38,773
Total	113,631	61,342

(c)	Judicial deposits

	As of December 31,
	2025	2024
Labor	37,500	37,091
Civil	74,960	30,952
Tax	14,184	13,034
Total	126,644	81,077

Judicial deposits are recognized as "Other Assets" in the balance sheet.

52

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Changes in provision
	December 31, 2025
	Civil	Labor	Tax	Total
Opening balance	217,845	82,511	1,567	301,923
Reversals / additions in provision	159,097	13,257	20,006	192,360
Consumption	(159,927)	(24,013)	-	(183,940)
Closing balance	217,015	71,755	21,573	310,343

	December 31, 2024
	Civil	Labor	Tax	Total
Opening balance	120,165	112,074	-	232,239
Reversals / additions in provision	219,878	12,252	1,567	233,697
Consumption	(122,198)	(41,815)	-	(164,013)
Closing balance	217,845	82,511	1,567	301,923

13.	Other Liabilities

	As of December 31,
	2025	2024
Accounts payable	370,628	222,944
Tax and social security	385,631	146,664
Personal expenses	118,739	106,658
Other liabilities – personal bonuses	113,284	98,680
Interbank transactions	78,774	113,129
Expected credit losses (1)	4,249	4,747
Partnership program liabilities (2)	169,365	107,405
Other Liabilities	90,051	165,085
Total	1,330,721	965,312
(1)	Refers to credit limits granted and not used.
(2)	Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

14.	Obligations related to credit assignments

The Group recognizes obligations arising from the assignment, with co-obligation, of credit receivables originating from payroll-deductible loan transactions, pursuant to agreements for the promise of transfer and acquisition of credit rights and other covenants entered into with Vert-9 Companhia Securitizadora de Créditos Financeiros, Vert-5 Companhia Securitizadora de Créditos Financeiros, Opea – Companhia Securitizadora de Créditos Financeiros Agibank (dated July 24, 2025) and Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC” (Note 6.4(d)).

The associated liabilities represent the Group’s contractual obligation to repay the funding obtained in connection with such credit assignment transactions and are economically linked to the cash flows generated by the transferred receivables. The transferred receivables are contractually pledged as collateral for the associated liabilities and are subject to restrictions; accordingly, they are not available for unrestricted sale or re-pledging by Banco Agibank.

53

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Obligations related to the assignment of credit receivables through the investment fund “FIDC” are contractually segregated into senior and subordinated quotas. The subordinated quotas, which absorb first losses and provide exposure to residual returns, are fully held by the Group and, therefore, are eliminated in the consolidation process (note 2a). Accordingly, only the senior quotas held by third-party investors, which give rise to a contractual obligation to deliver cash, remain recognized as liabilities in the consolidated financial statements.

These liabilities are measured at amortized cost and are presented as a separate item in the statement of financial position to provide more transparent disclosures of these transactions.

	December 31, 2025	December 31, 2024
Vert-9 Companhia Securitizadora de Créditos Financeiros	3,364,206	3,084,589
Vert-5 Companhia Securitizadora de Créditos Financeiros	748,641	1,375,040
Fundo de Investimento em Direitos Creditórios Agibank I – Responsabilidade Limitada “FIDC”	2,013,830	-
Opea SPE 02 Companhia Securitizadora de Créditos Financeiros	4,270,668	-
Total	10,397,345	4,459,629

15.	Equity / net investments

(a)	Pre reorganization

The financial statements were prepared in accordance with the basis of preparation described in Note 2 and the accounting policies described in Note 2. No share capital is presented prior to the corporate reorganization as the financial statements reflect the combination of the Company and Nuova. The net investment and the profit (loss) for the year/period are derived by aggregating the net assets of the Company and its subsidiaries with those of Nuova and its subsidiaries.

In accordance with Article 25 of the bylaws, the distribution of mandatory dividends amounting to 25% (twenty-five percent) of the net profit adjusted as per Articles 201 and 202 of Law No. 6,404/76 is assured, to be paid as stipulated in Article 205, § 3 of the same legal provision, upon the conclusion of the fiscal year. On the fiscal year ended December 31, 2024, the Group allocated part of its net profit for the distribution of mandatory dividends, in the amounts of R$9,950.

On September 30, 2024, Nuova was merged with and into Agibank Corretora de Seguros Sociedade Simples Ltda., which subsequently assumed control of Nuova and its subsidiaries—such merger, the Nuova Merger. As a result, these entities became indirect subsidiaries of the Bank.

(b)	After reorganization

	December 31, 2025		December 31, 2024
Class of shares	Number of shares	Carrying amount	Number of shares	Carrying amount
Common shares	418,168,922	1,156,729	418,168,922	723,610
Preferred shares A	30,422,075	49,494	22,913,504	17,984
Preferred shares B	145,674,473	402,961	145,674,473	252,079
Preferred shares C	142,984,328	557,787	142,984,328	409,691
Preferred shares D	35,466,285	56,734	-	-
Preferred shares E	74,111,384	398,377	59,589,816	269,636
Total share capital	846,827,467	2,622,082	789,331,043	1,673,000

54

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

As of December 31, 2025, Agi Financial Holding’s share capital amounted to R$2,622,082, fully subscribed and paid in, and is divided into 846,827,467 book-entry shares with no par value, including 418,168,922 common shares, 30,422,075 class A preferred shares, 145,674,473 class B preferred shares, 142,984,328 class C preferred shares, 35,466,285 class D preferred shares, and 74,111,384 class E preferred shares, with rights defined as follows:

•	Class A preferred shares do not carry voting rights. As of the reporting date, Class A preferred shares do not grant preferential or priority rights to dividends or interest on capital and participate in profit distributions on the same basis as common shares.

•	Class B, Class C and Class E preferred shares each confer one vote per share. As of the reporting date, these classes do not grant preferential or priority rights to dividends or interest on capital and participate in profit distributions on the same basis as common shares.

•	Class D preferred shares confer one vote per share and grant their holders a preferential participation in the Company’s distributable profits, resulting in a higher allocation of earnings per share relative to other classes of equity instruments. The preferential allocation applicable to Class D preferred shares is non-cumulative, contingent upon the availability of distributable profits for the period and does not give rise to any contractual obligation of the Company to deliver cash or other financial assets.

At the Extraordinary General Meeting held on February 19, 2025, the issuance of 35,466,285 Class D preferred shares was approved at an issuance price of R$400,000, of which R$20,000 was allocated to share capital and R$380,000 was allocated to the capital reserve. The issuance forms part of the Shareholders’ Agreement entered into between the Company and the investment fund “LCM BIGBANG FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA RESPONSABILIDADE LIMITADA.” The transaction was carried out through the contribution of the shares of Banco Agibank S.A. that the investment fund had acquired on December 27, 2024. As a result, from that date the Company came to hold 100% of the equity interest in Banco Agibank S.A. (95.7% as of December 31, 2025 — see Note 2.a). The share issuance, together with the increase in ownership interest in Banco Agibank S.A., resulted in a change of R$124,961 between controlling and non-controlling interests.

On October 1, 2025, Banco Agibank acquired the non-controlling interests in the company’s Agibank Corretora de Seguros Ltda., Telecontato Call Center e Telemarketing Ltda., and Hypeflame Tecnologia e BigData Ltda. Additionally, its wholly-owned subsidiary, Agibank Corretora de Seguros Ltda., acquired equity interests in the companies Agiplan Serviços de Cobrança Ltda., and Neo Núcleo de Excelência Operacional Ltda. The Net Impact of the movement was $7,263.

At the Extraordinary General Meeting held on October 27, 2025, the increase of AGI Financial Holding’s share capital in the amount of R$53,873 thousand was approved, through the partial capitalization of the amounts recorded as interest on equity payable, with the issuance of 15,050 thousand registered shares. Of these, 528 thousand were Class A preferred shares with a nominal value of R$1,892 each, and 14,522 thousand were Class E preferred shares with a nominal value of R$51,981 each.

55

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

At the Extraordinary General Meeting held on December 30, 2025, the increase of the Company’s share capital in the amount of R$877,101 thousand was approved, without the issuance of new shares, through the capitalization of retained earnings for the period, legal reserve, statutory reserve and reserve for mandatory dividends not distributed, based on the interim balance sheet dated November 30, 2025.

(c)	Usufruct dividends

On June 28, 2024, a usufruct agreement was executed between the Bank and the Company, pursuant to which dividends and interest on capital declared by the Bank are paid directly to the shareholders of the Company. Although the Company remains the legal owner of the shares of the Bank, the shareholders of the Company are entitled to receive such distributions during the term of the agreement. These amounts distributed by the Bank directly to the shareholders of the Company were recorded as a reduction in retained earnings

(d)	Earnings per share

Earnings per share are calculated by dividing profit for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding, considering the potential conversion of preferred shares into ordinary shares. As the effect of such conversion would increase, rather than decrease, earnings per share, these preferred shares are considered antidilutive and, therefore, are not included in the calculation of diluted earnings per share. The number of ordinary shares in issue by the Company following the corporate reorganization is presented retroactively for purposes of calculating earnings per share in all periods presented.

	December 31, 2025	December 31, 2024
Continuing operations:
Net income attributable to owners of the parent company	1,037,833	791,014
Net income attributable to common shares	514,043	419,093
Net income attributable to preferred shares	523,790	371,920
Weighted average number of outstanding shares following the corporate reorganization	823,452,977	789,268,910
Common	418,168,922	418,168,922
Preferred	405,284,055	371,099,988

Basic and diluted earnings per share – R$
Common	1.23	1.00
Preferred	1.59	1.00

Net income attributable to preferred shares represents the portion of the Company’s profit for the period allocated to holders of preferred shares in accordance with the specific economic rights applicable to each class of preferred shares.

56

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

For the year ended December 31, 2024, all classes of preferred shares participate in profits on a basis equivalent to common shares.

The allocation of earnings among classes of equity instruments is based solely on distributable profits for the period and does not result in fixed, cumulative or guaranteed returns. Accordingly, amounts attributed to preferred shares are presented as a component of profit attributable to equity holders of the Company.

16.	Net Interest Income
	For the Year Ended December 31,
	2025	2024
Interest income using the effective interest method
Fixed income securities	550,767	423,493
Loans and advances - Credit institutions	166,814	44,218
Loans and advances - Customers	8,804,905	6,197,611
Total income	9,522,486	6,665,322

Interest expense using the effective interest method
Customer deposits	(2,557,849)	(1,772,029)
Assignment of financial assets	(1,525,389)	(615,274)
Contributions to the Credit Guarantee Fund	(879,768)	(331,393)
Interbank deposits	(32,010)	(7,772)
Interest expense on loans and borrowings	(81,156)	(44,385)
Total expense	(5,076,172)	(2,770,853)
Net interest income	4,446,314	3,894,469

17.	Operating Expenses and other Revenues

(a)	Commissions, banking fees and other revenues from services

	For the Year Ended December 31,
	2025	2024
Banking fees	133,376	97,526
Brokerage commissions	716,800	405,045
Other revenue commissions	18,359	23,276
IT development services	-	1,080
Total	868,535	526,927

57

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Selling, General and Administrative Expenses

	2025	2024
Advertising expenses	(28,133)	(45,908)
Communication expenses	(27,925)	(27,409)
Financial system service expenses	(434,464)	(387,418)
Maintenance expenses	(35,805)	(36,779)
Promotion expenses	(5,995)	(9,024)
Data processing (rental and maintenance expenses)	(165,178)	(126,856)
Technical services expenses	(329,622)	(310,713)
Travel expenses	(10,857)	(12,901)
Administrative expenses	(12,854)	(9,406)
Legal expenses	(192,360)	(233,763)
Other general and administrative expenses	(67,571)	(25,660)
Total selling, general and administrative expenses	(1,310,764)	(1,225,837)

(c)	Personnel Expenses
	For the Year Ended December 31,
	2025	2024
Compensation Expenses	(243,867)	(217,036)
Benefits	(140,145)	(119,451)
Other personal expenses	(4,482)	-
Social security costs	(136,180)	(112,378)
Total Personnel Expenses	(524,674)	(448,865)

(d)	Tax Expenses
	For the Year Ended December 31,
	2025	2024
Tax on Services (ISS)	(12,559)	(5,457)
Social Integration Program (PIS)	(62,139)	(53,367)
Tax for Social Security Financing (Cofins)	(336,111)	(288,745)
Other tax expenses	(92,995)	(82,400)
Total Tax Expenses	(503,804)	(429,969)

18.	Other income (expenses), net
	For the Year Ended December 31,
	2025	2024
Credit assignment results	-	8
Non-operating income	807	760
Addition/reversal of other provisions	1,913	2,966
Interest on lease liabilities	(31,607)	(33,388)
Tax Incentive (1)	46,513	39,140
Partnership Program Expense (2)	(51,654)	(43,166)
Other operating expense	(5,617)	(23,870)
Total Other income (expense), net	(39,645)	(57,550)

(1) The Company receives a municipal tax incentive related to the local services tax (“ISS”), which reduces the effective tax rate on certain service revenues. The incentive is granted for a fixed 10-year period, subject to ongoing compliance with operational requirements, and the amounts may vary depending on service volumes or changes in local rules.

(2) Related to partnership shares classified as financial instruments, in accordance with IAS 32 (note 19 b)

58

AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

19.	Related parties

(a)	Compensation for key management personnel

For the years ended December 31, 2025 and 2024, the benefits provided in the form of fixed compensation to the Group’s key management, were as follows:

	December 31, 2025	December 31, 2024
Remuneration	29,255	50,162
Social charges	6,582	11,286
Total	35,837	61,448

The Group does not provide long-term benefits, employment contract termination benefits or share-based compensation to its key management personnel.

(b)	Partnership program

On July 1, 2019, the Partnership Program was approved at the Extraordinary General Meeting, allowing managers and employees to participate in the Group’s increase in net assets by purchasing preferred shares. The purchase and sale value of the shares was initially defined as the Bank’s net assets per share (subsequently change to the Company’s net assets per share), based on the most recent available audited financial statements, with a payment term of 60 months. A participant leaving the Group’s employment has the right to sell their shares to the Bank, also at net assets per share, calculated based on the most recent audited financial statements available immediately before the repurchase request.

As the shares are redeemable at the option of the holder, the Group does not have the legal right to avoid cash payment and so has classified the preferred shares issued under the Partnership program as a liability in accordance with IAS 32 Financial Instruments: Presentation.

In 2022, a new Partnership Program was launched, allowing managers and employees to become shareholders of the Company through a contract related to the purchase of shares. The purchase value of the shares was based on the Group’s last fundraising round with third party investors, per share, adjusted by the TLP interest rate index until payment is settled by the employee. The Company retains the right to repurchase these shares, and the repurchase price is determined based on the growth in the Company’s net assets between the grant date and the relevant tranche period.

On December 31, 2025, the receivable balance from participants was R$96,252 (R$62,484 as of December 31, 2024), as disclosed in the note 11 – “Other Assets”.

On December 31, 2025, the Partnership program liability was R$163,561 (R$107,405 as of December 31, 2024), as disclosed in Note 13 - Other liabilities. For year-end ended December 31, 2025, the Group recorded a financial expense related to the change in the value of the program participants' shares amounting to R$51,654 (R$43,166 as of December 31, 2024), as disclosed in note 18 - Other income (expenses), net.

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

20.	Non-cash items

The net cash generated by financing and investing activities includes only those transactions that impacted the Group’s cash. The table below shows investing and financing activities which did not involve the use of cash and/or cash equivalents:

	For the Year Ended December 31,
	2025	2024
Leasing additions and changes	47,461	90,331
Total	47,461	90,331

21.	Sensitivity analysis

The following analysis estimates the potential impact on profit or loss of the Group financial instruments under hypothetical stress scenarios of the main market risk factors affecting each position.

As of December 31, 2025 and December 31, 2024, we identified that the principal market risk is linked to changes in fixed and floating-rate indices applicable to our financial assets and liabilities, which serve as the benchmarks for these positions. For the hypothetical stress scenarios, the reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate.

The floating-rate indices are primarily tied to the CDI and SELIC index rate, which reflects the average interbank deposit rate in Brazil, and to the IPCA—Brazil’s broad national consumer price index, which measures overall Brazilian inflation and is published monthly by the Brazilian Institute of Geography and Statistics (IBGE). For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense, considering no other changes during this period. For fixed rate instruments, the table presents the sensitivity of fair value in the hypothetical scenario. The Group has not identified any risks related to exchange rates or commodity fluctuations in assets or liabilities.

	For the year ended
	December 31,
	2025	2024
Inflation (IPCA) (1)	4.3%	4.8%
Interest rate (SELIC) (2)	14.9%	12.2%

Source:  IBGE and Brazilian Central Bank.

(1) The IPCA, compiled by the Brazilian Institute of Geography and Statistics (IBGE), is a comprehensive consumer price index. The inflation figure presented reflects the accumulated variation over the preceding 12-month period.

(2) The SELIC rate, recognized as Brazil’s risk-free benchmark, is established by the Central Bank and serves as the primary instrument for the implementation of national monetary policy.

Sensitivity analysis of changes in interest rates

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

			Interest Change Scenario
As of December 31, 2025	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		42,521,279	(352,850)	352,850
Debentures	Fixed Rate	1,739,683	(10,745)	10,745
Debentures	CDI	3,941,507	51,111	(51,111)
Gross Credit Potfolio [1]	Fixed Rate	34,365,118	(378,095)	378,095
Government Securities – Other Countries (ICO)	Fixed Rate	1,511,277	(14,989)	14,989
Government Securities – Other Countries (KDB)	Fixed Rate	289,509	(2,103)	2,103
National Treasury Notes (NTN)	IPCA	94,070	384	(384)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	256,000	(2,616)	2,616
Financial Treasury Bills (LFT)	SELIC	324,115	4,203	(4,203)
Financial assets measured at fair value through profit or loss		3,102,639	39,717	(39,717)
Financial Instruments - Derivatives	CDI	250,582	23,175	(23,175)
Investment securities - Financial Treasury Bills (LFT)	Selic	1,722,314	22,335	(22,335)
Investment securities - Financial Bills (LF)	CDI	210,891	2,735	(2,735)
Investment securities - National Treasury Bills (LTN)	Fixed Rate	646,754	(6,596)	6,596
Investment securities - National Treasury Notes (NTN)	Fixed Rate	139,335	(1,141)	1,141
Investments fund quotas¹	-	132,763	(791)	791

Financial Liabilities
Other Liabilities		(10,397,287)	161,526	(161,526)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(10,397,287)	161,526	(161,526)
Financial liabilities measured at amortized cost		(31,699,084)	(174,536)	174,536
Demand customer deposits	-	(345,801)	-	-
Funds from acceptances and issuance of securities	CDI	(6,152,941)	(79,891)	79,891
Time customer deposits	CDI	(8,025,775)	(109,627)	109,627
Debt issued and other borrowed funds	CDI	(530,311)	(6,877)	6,877
Time customer deposits	IPCA	(4,368,545)	(18,133)	18,133
Funds from acceptances and issuance of securities	Fixed Rate	(17,588)	176	(176)
Time customer deposits	Fixed Rate	(8,110,561)	87,870	(87,870)
Loans and borrowing	CDI	(667,089)	(8,651)	8,651
Debt issued and other borrowed funds	Fixed Rate	(229,027)	2,761	(2,761)
Repurchase agrements	CDI	(3,251,446)	(42,164)	42,164

(1) Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

			Interest Change Scenario
As of December 31, 2024	Rate Risk	Total portfolio	10%	(10%)
Financial Assets
Financial assets measured at amortized cost		27,583,439	(270,796)	270,796
Financial Treasury Bills (LFT)	SELIC	104,192	1,129	(1,129)
Debentures	CDI	1,392,720	10,030	(10,030)
National Treasury Notes (NTN)	IPCA	90,866	419	(419)
Gross Credit Potfolio (1)	Fixed Rate	24,286,705	(265,398)	265,398
National Treasury Bills (LTN)	Fixed Rate	1,174,990	(12,729)	12,729
Government Securities – Other Countries (KDB)	Fixed Rate	533,966	(4,247)	4,247
Financial assets measured at fair value through other comprehensive income		14,394	156	(156)
Securities - Financial Treasury Bills (LFT)	SELIC	14,394	156	(156)
Financial assets measured at fair value through profit or loss		1,105,089	46,349	(46,349)
Financial Instruments - Derivatives	CDI	407,994	39,330	(39,330)
Investment securities - Financial Treasury Bills (LFT)	Selic	555,577	5,991	(5,991)
Investment securities - Financial Bills (LF)	CDI	1,073	12	(12)
Investments fund quotas	-	140,445	1,016	(1,016)

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Financial Liabilities
Obligations related to credit assignments		(4,459,629)	79,518	(79,518)
Obligations related to credit assignments (Vert and FIDC)	Fixed Rate	(4,459,629)	79,518	(79,518)
Financial liabilities measured at amortized cost		(20,841,534)	(59,460)	59,460
Demand customer deposits	-	(320,209)	-	-
Exchange Acceptance Resources	CDI	(3,227,072)	(35,035)	35,035
Time customer deposits	CDI	(5,444,101)	(62,669)	62,669
Loans and borrowing	CDI	(480,103)	(5,201)	5,201
Debt issued and other borrowed funds	CDI	(269,173)	(2,916)	2,916
Time customer deposits	IPCA	(4,486,875)	(20,673)	20,673
Exchange Acceptance Resources	Fixed Rate	(28,913)	278	(278)
Time customer deposits	Fixed Rate	(6,325,758)	63,872	(63,872)
Debt issued and other borrowed funds	Fixed Rate	(253,109)	2,825	(2,825)
Repurchase agrements	Fixed Rate	(6,221)	59	(59)

(1) Based on the gross credit portfolio balance, excluding allowance for loan losses, purchase premium, and hedging effects.

22.	Capital Management

The assessment of capital adequacy is based on Agibank's strategic planning, supported by the economic-financial budget, which is based on the following assumptions: the projection of asset growth, based on the estimated credit offering; estimated delinquency and collection; projection of liabilities necessary for the sustainable maintenance of liquidity given the need for asset growth, including the number of employees, technology level, and also the revenues and expenses, whether operational or administrative, expected to occur according to the anticipated evolution of the operations.

	As of December 31,
Capital Adequacy	2025	2024
Referential Equity (PR)	3,876,865	2,443,053
Referential Equity - Tier I	3,549,410	2,077,838
Referential Equity - Tier II	327,455	365,215
Risk-Weighted Assets (RWA)	25,008,422	17,481,130
Credit Risk (RWAcpad)	22,483,368	15,192,006
Market Risk (RWAmpad)	227,428	9,290
Operational Risk (RWAopad)	2,297,625	2,279,834
Banking Risk (RBAN)	699,475	942,939
Full Exposure	48,936,525	30,034,082
Capital Adequacy Ratio (PR/RWA)	15.50%	13.98%
Capital Adequacy Ratio (PR/RWA+RBAN)	15.08%	13.26%
Leverage Ratio	7.25%	6.92%

The minimum level for the Capital Adequacy Ratio required by the current regulation is 10.5%, according to CMN Resolution No. 4.958/21. As of December 31, 2025, Agibank has a capital margin of 4.58% (2.76% as of December 31, 2024).

	As of December 31,
Composition of Referential Equity (PR)	2025	2024
Equity	5,277,257	2,719,761
Prudential Adjustments to Tier 1 Capital	(1,956,089)	641,923
Referential Equity	3,320,568	2,077,838
Complementary Capital	228,842	-
Tier I	3,549,410	2,077,838
Instruments Eligible for Tier II	327,455	365,215
Tier II	327,455	365,215
Referential Equity	3,876,865	2,443,053

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

Agibank's Tier II Capital is composed of Subordinated Letters of Credits operations. As of December 31, 2025, the principal amounts to R$342,700, compared to R$372,700 on December 31, 2024. The balance of these operations stands at R$530,497 as of December 31, 2025, up from R$522,283 on December 31, 2024. There is no forecast for early repurchase of these operations.

					As of December 31,
Financial Instrument	Principal	Issuance	Maturity	Remuneration	2025	2024
Subordinated Letters of Credits	20,000	Apr/20	Apr/26	10.5%	35,200	31,865
Subordinated Letters of Credits	15,000	nov/21	nov/27	CDI + 4%	28,680	24,127
Subordinated Letters of Credits	300	May/22	Jun/29	16.9%	523	448
Subordinated Letters of Credits	2,900	May/22	May/29	CDI + 4%	5,166	4,346
Subordinated Letters of Credits	39,300	May/22	May/29	16.4% a 16.7%	67,971	58,401
Subordinated Letters of Credits	900	Jun/22	Jun/29	CDI + 4%	1,587	1,335
Subordinated Letters of Credits	600	Jun/22	Jun/29	17.3% a 17.6%	1,058	902
Subordinated Letters of Credits	10,200	Jun/22	Jun/29	17% a 17.4%	17,800	15,211
Subordinated Letters of Credits	1,500	Jun/22	jul/29	17.3% a 17.6%	2,627	2,239
Subordinated Letters of Credits	92,700	Jul/22	Jul/29	CDI + 4%	161,666	136,010
Subordinated Letters of Credits	58,200	Jul/22	Jul/29	17.3% a 17.6%	101,753	86,616
Subordinated Letters of Credits	1,200	Jul/22	Jul/29	17% a 17.4%	2,095	1,787
Subordinated Letters of Credits	99,900	Mar/24	Mar/34	CDI + 2.9%	104,372	103,356
Total	342,700				530,498	522,282

23.	Risk Management and Financial Instruments

The Group considers risk management to be a fundamental strategic tool, carried out by an independent risk management unit, based on best market practices, with the objective of ensuring that the risks to which the institution is exposed are managed according to the risk appetite, policies, and established procedures. Monitoring is conducted through daily reports delivered to the Executive Officers and key leadership, with performance comments and exposure statements in relation to the limits set institutionally, always prioritizing proactivity in managing these risks.

(a) Credit Risk: Refers to the possibility of losses resulting from the failure of the borrower, issuer, or counterparty to fulfill their respective financial obligations under the agreed terms. The risk management area conducts daily stress tests on the credit portfolio, measuring the impact of increased delinquency on the company’s results and other risk indicators.

(b) Market Risk: The possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, as well as its financial margins, including risks from transactions subject to currency variation, interest rates, indexes, stock prices, and commodity prices. Market risk control is conducted through standardized procedures and in accordance with corporate policies. The allocation of available resources from the Bank and controlled companies are always made with the goal of mitigating exposure to market risk.

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

(c) Liquidity Risk: The possibility of imbalances between tradable assets and payable liabilities that could affect the institution's ability to meet its payment obligations, considering different currencies and settlement terms for its rights and obligations. Liquidity risk monitoring is performed daily based on established indicators, cash flow, and stress scenarios.

(d) Operational Risk: The possibility of losses resulting from failure, deficiency, or inadequacy of internal processes, people, and systems, or from external events. It includes legal risk associated with inadequacy or deficiencies in contracts signed by the institution, as well as sanctions for non-compliance with legal provisions and compensation for third-party damages arising from the institution's activities. The evaluation of operational risks is conducted to ensure the quality of the control of the environment, adhering to internal guidelines and current regulations. Matters related to operational risk are reported through monthly reports to senior management and specific reports to area managers.

(e) Credit risk management and allowance for expected credit losses

Credit risk management objectives and strategies:

i.	Credit Risk Exposure

Agibank’s credit risk exposures primarily originate from secured operations, particularly payroll products, where the primary risk relates to events such as death or suspension of social security benefits. For unsecured products, the risk stems from potential customer default, mitigated through policies that prioritize transactions with clients maintaining an active banking relationship, such as salary deposits with the institution.

ii.	Risk Management Objectives, Policies and Processes

The objective of credit risk management is to ensure portfolio quality and preserve financial soundness, maintaining delinquency levels within the risk appetite defined by the Executive Board in the Risk Appetite Statement (RAS). Policies and processes include credit analysis based on internal models, risk classification, establishment of limits by client and segment, continuous exposure monitoring, and provisioning practices in compliance with Central Bank regulations and IFRS 9.

iii.	Measurement and Monitoring

Measurement methods encompass internal models for calculating Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD), in addition to stress testing to assess portfolio resilience under adverse scenarios. Model monitoring is performed on an ongoing basis through periodic validation, backtesting, and performance analysis, ensuring that underlying assumptions remain aligned with observed data and that models maintain predictive capability amid changes in portfolio behavior and macroeconomic conditions. Key indicators monitored include the non-performing loan ratio (NPL), coverage ratio, sector concentration, internal ratings, and provisioning levels, which enable assessment of clients’ repayment capacity and adequacy of provisions relative to assumed risk.

iv.	Changes from Prior Period

During the current period, there were no material changes in credit risk management policies or processes compared to the prior year, maintaining the strategy of concentration in secured products and mitigation through banking relationship.

v.	Governance Structure

Credit risk governance is organized into multiple layers to ensure effective oversight and compliance, including:

•       Credit Committee – responsible for defining strategies and lending policies.

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AGI FINANCIAL HOLDING S.A. Notes to the Consolidated Financial Statements As of and for the Years Ended December 31, 2025 and 2024 (In thousands of Brazilian reais - R$, unless otherwise stated)

•       Risk Committee – overseeing regulatory indicators and adherence to the risk appetite.

•       Credit Risk Management Department – an independent unit ensuring portfolio quality.

•       Chief Risk Officer (CRO) – accountable for governance oversight and reporting to the Executive Board.

These governance structures ensure exposures are monitored, measured, and maintained within established limits, with processes regularly reviewed to ensure regulatory compliance and alignment with best market practices.

24.	Subsequent Events

In December 2025, the INSS announced a precautionary suspension of new payroll loan deductions under ACT No. 106/2025 (Banco Agibank) and ACT No. 221/2025 (Agi Financeira) following a CGU audit. The suspension was lifted on January 12, 2026, after a settlement with the INSS that fully reinstated the ability to process new payroll loan deductions, subject to enhanced compliance obligations and oversight. Under the settlement, the Company agreed, among other matters, to strengthen controls, review past transactions, make applicable refunds and pay a compensatory amount of R$1.0 million. Failure to comply may result in renewed suspensions, penalties and other administrative measures.

On February 11, 2026, AGI Inc.’s initial public offering (IPO) was declared effective. On February 12, 2026, 20,000,000 Class A common shares (or up to 23,000,000 Class A common shares if the underwriters’ option to purchase additional shares is exercised in full) began trading on the New York Stock Exchange. In connection with the IPO, AGI Inc. issued and sold 20 million shares of Class A common stock, par value US$12. As part of the transaction, all shares of AGI Financial Holding S.A. were contributed to AGI Inc. at an exchange ratio of 6.15:1, as a result of which AGI Financial Holding S.A. became a wholly owned subsidiary of AGI Inc.

In March 2026, Agibank launched Agibank Asset Management Ltda. (“Agi Asset”), a new business vertical focused on asset management and private credit products. The initiative marks the beginning of the Bank’s expansion into wholesale banking activities, leveraging its credit expertise to structure receivables funds (FIDCs) and promote corporate access to capital markets. Headquartered in São Paulo, Agi Asset applies advanced technology and artificial intelligence to enhance credit analysis efficiency.

65

BOARD OF DIRECTORS Rosa Rios Board Member Aod Cunha de Moraes Junior Conselheiro Board Member Gabriel Felzenszwalb Board Member Daniel Keprel Goldberg Board Member Humberto Goes Linaris Board Member

EXECUTIVE MANAGEMENT

Marciano Testa

Chief Executive Officer

Glauber Marques Correa

Chief Operating Officer

Rafael de Oliveira Morais

Chief Risk and Controllership

Officer

Lucas Araújo de Aguiar

Chief People and Governance

Officer

Marcello Winik Dubeux

Chief Sales Officer

Vinicius Birkeland Aloe

Chief Technology Officer

Matheus Girardi

Chief Sales Officer

Daniel Antonio Pires

Chief Data and Credit Officer

Daniel Monteiro de Farias

Chief Products Office

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